                                                FILED PURSUANT TO RULE 424(b)(4)
                                                           FILE NUMBER 333-74755
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--------------------------------------------------------------------------------

PROSPECTUS
MAY 14, 1999

                                      LOGO

                        6,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

NEXTCARD, INC.:

- We are a leading Internet-based provider of consumer credit.

- Our product, the NextCard Visa(R), is offered through our website, www.nextcard.com.

PROPOSED SYMBOL AND MARKET:

- NXCD/Nasdaq National Market
THE OFFERING:

- NextCard is offering 6,000,000 shares of its common stock.

- The underwriters have an option to purchase an additional 900,000 shares from NextCard to cover over-allotments.

- This is our initial public offering.

- Closing: May 19, 1999.

---------------------------------------------------------------------------------------------
                                                      Per Share           Total
---------------------------------------------------------------------------------------------
Public offering price:                                $20.00              $120,000,000
Underwriting fees:                                    $ 1.40              $  8,400,000
Proceeds to NextCard:                                 $18.60              $111,600,000
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

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                       THOMAS WEISEL PARTNERS LLC
                                            U.S. BANCORP PIPER JAFFRAY
                                                           DLJDIRECT INC.

                          [Inside Cover of Prospectus]

                     [Picture of www.nextcard.com web page]

                                   Apply Now!

                                     [Prospectus Gatefold]
       [NextCard online              [NextCard PictureCard          [NextCard Go Shopping!
       balance transfer                    web page]                       web page]
           web page]
                                      My Visa PictureCard           Internet Shopping Tools
   Transfer balances online

                                       You're Approved!

                                          [Picture of
                                         NextCard Visa
                                         credit cards]

     [NextCard customized                                            Double Rew@rds Points
       offers web page]                                           [NextCard Reward web page]
   Customized upgrade offers
                                       [NextCard account
                                      statement web page]
                                          Manage your
                                        account online

                               TABLE OF CONTENTS

                                            Page
Prospectus Summary........................     3
Risk Factors..............................     6
Special Note Regarding Forward-Looking
  Statements..............................    16
Use of Proceeds...........................    17
Dividend Policy...........................    17
Capitalization............................    18
Dilution..................................    19
Selected Consolidated Financial Data......    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    21

                                            Page
Business..................................    33
Management................................    48
Certain Transactions......................    56
Principal Stockholders....................    58
Description of Capital Stock..............    61
Shares Eligible for Future Sale...........    65
Underwriting..............................    67
Legal Matters.............................    70
Experts...................................    70
Additional Information....................    70
Index to Consolidated Financial
  Statements..............................   F-1

                            ------------------------

     Our corporate headquarters and business address is 595 Market Street, Suite 1800, San Francisco, California 94105 and our telephone number is (415) 836-9700. Our website is www.nextcard.com. The information on our website is not incorporated by reference into this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

     Unless otherwise indicated, all information in this prospectus:

     - gives effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock upon the closing of this offering;

     - assumes no exercise of the underwriters' option to purchase an additional 900,000 shares of common stock;

     - gives effect to the 4.5-for-1 stock split to occur prior to the closing of this offering;

     - displays the number of authorized and issued shares of preferred stock on an as-converted into common stock basis; and

     - gives effect to our reincorporation from California to Delaware, to become effective prior to the closing of this offering.

     The shares of common stock we are selling in this offering are voting shares. We also have a series of nonvoting common stock that will be outstanding upon the closing of this offering. Except as otherwise indicated, references to common stock and common shares do not include our nonvoting common stock.

     Until June 8, 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.
                            ------------------------

     NextCard is our registered trademark. This prospectus also contains trademarks of other companies.

                           [INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus.

                                 NEXTCARD, INC.

OUR BUSINESS

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online credit approval system for a Visa(R) card and to provide interactive, customized offers for credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard(R) Visa, which we call the First True Internet Visa, is marketed to consumers exclusively through our website, www.nextcard.com. The NextCard Visa, which can be used for both online and offline purchases, offers:

     - ONLINE CREDIT APPROVAL WITHIN SECONDS

     - ONLINE SELECTION OF CUSTOMIZED OFFERS BASED UPON THE APPLICANT'S CREDIT PROFILE

     - INTERNET SHOPPING ENHANCEMENTS

     - INTERNET-BASED ACCOUNT MANAGEMENT

OUR MARKET OPPORTUNITY

     Due to the growth of electronic commerce, the ability to target customers on the Internet and the dynamics of the credit card industry, we believe there is a significant opportunity to offer credit cards through targeted marketing on the Internet. NextCard was formed to capitalize on this opportunity.

OUR STRATEGY

     Our objective is to enhance our position as a leading Internet-based provider of customized consumer credit products and services. The key elements of our strategy are:

     - DIRECT MARKETING STRATEGY: Use data analysis techniques to expand our expertise in Internet direct marketing in order to find and attract the most profitable customers.

     - PRODUCT STRATEGY: Offer customized product choices to our customers, allowing them to design their own product interactively.

     - TECHNOLOGY STRATEGY: Apply Internet innovations as they occur to provide enhanced customer functionality more rapidly than our competitors.

     - BRANDING STRATEGY: Leverage our leadership in Internet consumer financial services to continue to build brand recognition.

     The NextCard Visa has experienced significant consumer demand since its introduction in December, 1997. As of March 31, 1999, we had received more than
1.7 million applications for the NextCard Visa and had generated over $170.0 million in new loans. We earn most of our revenues from the finance charges paid by our customers based on their outstanding balances. We also earn revenues from the amounts paid through the Visa system for purchases made with the NextCard Visa and from fees paid by our cardholders.

                                  THE OFFERING

Common stock offered by NextCard......      6,000,000 shares

Common stock and nonvoting common
stock to be outstanding after the
  offering............................     43,667,021 shares(1)

Use of proceeds.......................     For general corporate purposes,
                                           including working capital, funding of
                                           credit card receivables, marketing
                                           and potential future capitalization
                                           of NextBank, N.A., our proposed
                                           limited purpose bank subsidiary. See
                                           "Use of Proceeds."

Dividend policy.......................     We do not anticipate paying cash
                                           dividends in the foreseeable future.

Proposed Nasdaq National Market
  symbol..............................     NXCD
---------------

(1) Based on the number of shares outstanding as of March 31, 1999. Excludes 12,337,502 shares reserved under our 1997 Stock Plan, of which 8,354,137 shares are subject to outstanding options at a weighted average exercise price of $1.19 per share and 3,983,365 shares are reserved for future option grants, and outstanding warrants to purchase 1,308,749 shares at a weighted average exercise price of $0.88 per share. See "Management -- Employee Benefit Plans."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       THREE MONTHS ENDED
                                                PERIOD FROM           YEAR ENDED            MARCH 31,
                                          JUNE 5, 1996 (INCEPTION)   DECEMBER 31,   -------------------------
                                            TO DECEMBER 31, 1997         1998          1998          1999
                                          ------------------------   ------------   -----------   -----------
                                                                                           (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Interest income.........................          $    93              $    502       $    33      $    660
Interest expense........................               --                    62            --           647
                                                  -------              --------       -------      --------
Net interest income.....................               93                   440            33            13
Non-interest income.....................               --                   697            34           343
Non-interest expenses...................            1,977                17,199         1,441        10,343
Net loss................................           (1,886)              (16,064)       (1,374)      (10,982)
                                                  =======              ========       =======      ========
Basic and diluted net loss per share....          $ (1.08)             $  (5.07)      $ (0.48)     $  (2.84)
                                                  =======              ========       =======      ========
Weighted-average shares of common stock
  outstanding used in computing basic
  and diluted net loss per share(1).....            1,747                 3,166         2,891         3,867
Pro forma basic and diluted net loss per
  share (unaudited).....................               --                    --            --      $  (0.30)
                                                                                                   ========
Shares used in computing pro forma basic
  and diluted net loss per share(1)
  (unaudited)...........................               --                    --            --        36,493

SUPPLEMENTAL OPERATING DATA -- ASSETS
  UNDER MANAGEMENT(2):
Total credit card receivables
  outstanding...........................               --              $ 66,042       $ 1,626      $ 96,293
Total number of open credit card
  accounts..............................               --                    40             1            66
Total revenue: finance charges, fees and
  interchange income....................               --              $  1,199       $     3      $  1,885

                                                                  AS OF MARCH 31, 1999
                                                              -----------------------------
                                                                ACTUAL       AS ADJUSTED(3)
                                                                ------       --------------
                                                              (UNAUDITED)     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 25,456         $135,842
Credit card loan receivables, net of allowance for loan
  losses....................................................     67,358           67,358
Total assets................................................    101,271          211,657
Secured borrowings..........................................     54,069           54,069
Total liabilities...........................................     68,456           68,456
Total stockholders' equity..................................     32,815          143,201

---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the number of shares used in per share computations.

(2) Assets under management represent all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's and our balance sheet.

(3) Adjusted to reflect our sale of 6,000,000 shares of common stock offered in this offering at an initial public offering price of $20.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our net proceeds from the offering. See "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

     If any of the following risks occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT.

     NextCard was formed in June 1996. We introduced the NextCard Visa in December 1997. We have only a limited operating history on which you can base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for Internet products and services.

     WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE SIGNIFICANT FUTURE LOSSES.

     We incurred net losses of $1.9 million for the period from our inception through December 31, 1997, $16.1 million for the year ended December 31, 1998 and $11.0 million for the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $28.9 million. To date, we have not achieved profitability and we expect to incur significant and increasing net losses for the next three years. We intend to continue to invest significantly in marketing, including at least $40.0 million of the net proceeds of this offering. In addition, we intend to continue to invest significantly in operations, technology and the development of statistical analyses. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain that we will be able either to maintain our recent revenue growth rates or to generate adequate revenues to achieve profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     OUR LIMITED OPERATING HISTORY MAKES OUR FINANCIAL FORECASTING DIFFICULT.

     Due to our limited operating history, we cannot forecast operating expenses based on our historical results. Accordingly, we base our operating expenses, in part, on future revenue projections. Most of these expenses are fixed in the short term and we may not be able to quickly reduce spending if we achieve lower than anticipated revenues. Our ability to accurately forecast our revenues is limited. If our revenues do not meet our internally developed projections, our net losses will be even greater than we anticipate and our business, operating results and financial condition may be materially and adversely affected.

     OUR UNSEASONED CREDIT CARD PORTFOLIO MAKES OUR PREDICTION OF DELINQUENCY AND LOSS LEVELS DIFFICULT.

     As of March 31, 1999, over 70% of our credit card accounts were generated in the last six months. As a result, we cannot accurately predict the levels of delinquencies and losses that can be expected from our portfolio over time. As our portfolio of accounts becomes more seasoned, the level of losses may increase. Any material increase in delinquencies or losses above our expectations could materially and adversely impact our results of operations and financial condition. See "Business -- Underwriting and Credit Management."

     WE MAY BE UNABLE TO RETAIN CUSTOMERS WHEN WE INCREASE THEIR INTRODUCTORY INTEREST RATES.

     To attract new customers, we generally offer low introductory interest rates that increase after expiration of the introductory period. Given our limited operating history, we do not know what percentage of our customers will continue to use their NextCard Visa after the end of this period. If fewer customers than we expect continue to use their NextCard Visa after the expiration of the introductory offer, our results of operations would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Underwriting and Credit Management."

     WE MAY ENCOUNTER DIFFICULTIES DUE TO OUR UNTESTED CUSTOMER BASE.

     We target our credit card products to Internet users. Lenders historically have not solicited this market to the same extent as more traditional market segments. As a result, there is less historical experience with respect to the credit risk and performance of these consumers. We may not be able to successfully target and evaluate the creditworthiness of such consumers to manage the expected delinquencies and losses or to appropriately price our products. In addition, we may consider using additional internally developed criteria to enhance or replace our existing criteria. We have limited experience developing and implementing such credit criteria. As a result, as compared to issuers targeting traditional market segments, we could experience any or all of the following:

     - a greater number of customer payment defaults or other unfavorable cardholder payment behavior;

     - an increase in fraud by our cardholders and third parties; and

     - changes in the traditional patterns of cardholder loyalty and usage.

     In addition, because we are targeting a new customer base, we have comparatively little information about the potential size of our target market, our customer usage patterns and other factors that could significantly affect the demand for our products and services. Moreover, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect our target market customers more severely than other market segments. See "Business -- Underwriting and Credit Management."

     FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Quarterly fluctuations in our earnings could adversely affect the market price of our common stock. Our revenue consists of the finance charges paid by our customers based on their outstanding balances, the amounts received through the Visa system based upon a percentage of our customers' purchases and the fees paid by our customers. As a result, we depend substantially on the level of customer balances, the level of interest rates on our credit card portfolios and the volume of NextCard Visa purchases. Variations of such factors could affect our quarterly revenues. Any shortfall in our revenue would have a direct impact on our operating results for a particular quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. These factors include:

     - the volume of credit card loans generated from our products and our ability to successfully manage our credit card loan portfolio;

     - the announcement or introduction of new websites, services and products by us or our competitors and the level of price competition for the products and services we offer;

     - the amount and timing of our operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - technical difficulties, system downtime, Internet service problems and our ability to expand and upgrade our computer systems to handle increased traffic;

     - the success of our brand building, advertising and marketing campaigns;
       and

     - general economic conditions, including interest rate volatility, and economic conditions specific to the Internet, online commerce and the credit card industry.

     WE MAY BE UNABLE TO SATISFACTORILY FUND OUR WORKING CAPITAL REQUIREMENTS.

     If our current funding, including the net proceeds generated by this offering, becomes insufficient to support future operating requirements, we will need to obtain additional funding either by increasing our lines of credit or by raising additional debt or equity from the public or private capital markets. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Failure by us to raise additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

     WE MAY BE UNABLE TO SATISFACTORILY FUND OUR LOAN PORTFOLIO.

     We currently fund our loan portfolio through a $100.0 million secured credit facility arranged by Credit Suisse First Boston, of which approximately $45.9 million was unutilized as of March 31, 1999. The credit facility is subject to a number of conditions and terminates on December 29, 1999. We may not be able to continue to satisfy all of the lending conditions of the credit facility, to renew the credit facility upon its termination or to obtain alternate or additional funding on terms favorable to us, if at all.

     Our ability to grow our business is limited by the amount of credit we can extend to our customers and potential customers. Our credit facility is not sufficient to fund our anticipated growth in our loan portfolio over the next 12 months. Therefore, any loss of funding under this credit facility or failure to increase or extend the term of the credit facility or to obtain alternative financing on commercially reasonable terms would have a material adverse effect on our results of operations and financial condition.

     We are in the process of applying for a charter to form a subsidiary, NextBank, as a limited purpose national bank, which would be limited to generating and financing credit card loans. If we successfully create NextBank, our strategy will be to fund a portion of our loan portfolio through short-term deposits received by NextBank. We may not be able to attract or retain sufficient deposits at attractive interest rates to fund our loan portfolio through NextBank. Moreover, if adequate capital is not available, we also may be subject to an increased level of regulatory supervision that would have an adverse effect on our operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- NextBank."

     OUR CUSTOMERS MAY BECOME DISSATISFIED BY SYSTEM DISRUPTIONS AND FAILURES.

     Our website has in the past experienced, and may in the future experience, slower than normal response times or other problems, such as system unavailability. Customers may become dissatisfied by any system failure that interrupts or delays our ability to provide our services to them. Any interruption or delay in our operations could materially and adversely affect our business.

     If the number of users of our website increases substantially, we will need to significantly expand and upgrade our technology, transaction processing systems and network infrastructure. Our website must accommodate a high volume of users and deliver frequently updated information. The number of visitors and credit card applicants to our website has increased substantially since we introduced the NextCard Visa, and we anticipate that this traffic will further increase over time. However, it is difficult to predict the future traffic on our website. Marketing efforts and other events, such as publicity resulting from this offering, could cause traffic to strain our site's capacity. We do not know whether we will be able to accurately project the rate or timing of any traffic increases, or expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner.

     Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, acts of vandalism and similar events. As we currently do not have back-up systems for most aspects of our operations, a failure of a single aspect of our system could cause interruption or delay in our entire operations. We do not carry sufficient business interruption insurance to compensate for losses that could occur.

     WE DEPEND ON A LIMITED NUMBER OF VENDORS FOR ESSENTIAL SERVICES.

     We rely on a number of services furnished to us by either a single vendor or a limited number of vendors. For example, all of the NextCard Visa credit cards generated on our website are issued by Heritage Bank of Commerce in accordance with an account origination agreement. Under the agreement, Heritage issues credit cards to each applicant who qualifies under specified credit card guidelines. Heritage's obligation to establish new credit card accounts terminates on September 30, 1999. If successfully created, NextBank would replace Heritage as the issuer of the NextCard Visa. If we are not successful in creating NextBank on a timely basis, our failure to extend our arrangement with Heritage or enter into an alternative arrangement would have a material adverse effect on us.

     We also depend, directly and indirectly, on other key third party vendors to provide essential services. See "Business -- Operations -- Key Outside Relationships." Any interruption, deterioration or termination in these third-party services could be disruptive to our business. In the event that any of our agreements with any of these third parties is terminated, we may not be able to find an alternative source of support on a timely or commercially reasonable basis, if at all. As a result, any such interruption, deterioration or termination would have a material adverse effect on our results of operations and financial condition.

     WE MAY BE ADVERSELY AFFECTED IF WE FAIL TO ATTRACT AND RETAIN KEY
PERSONNEL.

     Our success depends largely on the skills, experience and performance of certain key members of our management. If we lose one or more of these key employees, particularly Jeremy Lent, our Chairman of the Board, Chief Executive Officer and President, our business, operating results and financial condition would be materially adversely affected. Our success also depends on our continued ability to attract, retain and motivate highly skilled employees. Competition for employees both for Internet-based businesses and for financial services businesses is intense, particularly for personnel with technical training and experience. We may be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

     WE MAY BE UNABLE TO EFFECTIVELY MANAGE THE RAPID GROWTH IN OUR OPERATIONS.

     Since the introduction of our NextCard Visa product in December 1997, we have experienced rapid growth in our operations. From December 31, 1997 through March 31, 1999, we grew from approximately 18 to 135 employees, and our loans under management increased from $0 to $96.3 million. We are planning for continued rapid growth of our operations. This growth requires us to expand our marketing, customer service and support, credit and technology organizations. There can be no assurance that we will be able to attract and retain sufficient numbers of personnel to satisfy our anticipated growth. In particular, as we rely heavily on temporary personnel to satisfy our growing personnel demands, we may be unable to continue to attract and retain a sufficient number of temporary employees to support our future growth. Rapid growth places a significant strain on our financial reporting, information and management systems and resources. Our business, results of operations and financial condition will be materially and adversely affected if we are unable to effectively manage our expanding operations. For example, if we are unable to maintain and scale our financial reporting and information systems, we may not have access to adequate, accurate and timely financial information.

     WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP NEXTCARD AS A BRAND.

     The dynamics of a brand name have traditionally worked differently in the credit card market than in many other industries. In the credit card market, consumers have responded more to the brand name of Visa(R) or MasterCard(R) than to the identity of the issuer. The Internet may change the underlying market dynamics for brand recognition as compared to the offline market. Accordingly, we are aggressively implementing our marketing plan to establish brand recognition with Internet users to persuade customers to switch to our products and services, particularly because we compete, or expect to compete, with larger financial institutions that have well-established brand names. We cannot assure you that we will successfully develop our brand name. If the brand name of online credit card issuers becomes important, and if other credit card issuers begin to compete with us for online brand name recognition, our business, results of operations and financial condition could be materially adversely affected.

RISKS RELATED TO OUR INDUSTRY

     OUR PERFORMANCE WILL DEPEND ON THE GROWTH OF THE INTERNET AND INTERNET COMMERCE.

     Our future success depends heavily on the overall continued growth and acceptance of the Internet, including its use in electronic commerce. If Internet usage or commerce does not continue to grow or grows more slowly than expected, our business, operating results and financial condition will be adversely affected. Consumers and businesses may reject the Internet as a viable medium for a number of reasons. These include potentially inadequate network infrastructure, slow development of enabling technologies and insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and procedures required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, procedures or related products, services and facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

     OUR PERFORMANCE WILL DEPEND ON THE CONTINUED GROWTH OF THE FINANCIAL SERVICES MARKET.

     Our business would be adversely affected if the growth in Internet financial products and services does not continue or is slower than expected. Although we believe the Internet has the potential to transform the delivery of consumer financial products, consumers' acceptance of recently introduced financial products and services is at an early stage and is subject to a high level of uncertainty. To date, there exist relatively few proven online financial institutions. Although our long-term vision is to redefine the banking experience for the Internet consumer, presently we offer only a single product, the NextCard Visa, and we have no specific plans for additional products. In addition, as the online financial services industry matures, government-imposed regulations could become so stringent that we may be economically precluded from offering online financial products and services.

     INTENSE AND INCREASING COMPETITION IN FINANCIAL SERVICES COULD HARM OUR BUSINESS.

     The financial services market is rapidly evolving and intensely competitive. We operate in this intensely competitive environment with a number of other companies, many of whom have significantly longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Some of our competitors may be able to obtain funding at a more favorable rate than we can obtain. Our business model anticipates that we will derive a large majority of our revenue from the interest charged on credit card balances contained in the portfolio of loans we hold. Increased competition could require us to reduce the interest rates we charge on our customers' balances. This could have a material adverse effect on our business, results of operations and financial condition.

     Other credit card issuers and traditional commercial banks may increasingly compete in the online credit card market. In addition, existing Internet providers and new Internet entrants may launch new websites using commercially available software. While the credit card market traditionally has been very fragmented, the Internet could change traditional market dynamics and enable new competitors to rapidly acquire significant market share.

     Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. They may be able to:

     - devote greater resources than we can to the development, promotion and sale of their products and services;

     - replicate our products and services;

     - engage in more extensive research and development;

     - undertake farther-reaching marketing campaigns;

     - adopt more aggressive pricing policies;

     - make more attractive offers to existing and potential employees and strategic partners;

     - more quickly develop new products and services or enhance existing products and services;

     - bundle consumer products and services in a manner that we cannot provide; and

     - establish cooperative relationships among themselves or with third parties, including large Internet participants, to increase the ability of their products and services to address the needs of our prospective customers.

     We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition. See "Business -- Competition."

     OUR OPERATING RESULTS ARE SUBJECT TO INTEREST RATE FLUCTUATIONS.

     The majority of our revenues are generated by the interest rates we charge on outstanding balances in the form of finance charges, which are based on prevailing interest rates. Accordingly, fluctuations in interest rates will affect our revenues. At the same time, our borrowing costs under our secured lending facility, and the interest we will pay on deposits when, and if, NextBank is created and begins to accept deposits, may also fluctuate based on general interest rate fluctuations. A rise in our borrowing costs may not be met by a corresponding increase in revenues generated by finance charges. Likewise, a decrease in revenues generated by finance charges may not be met by a corresponding decrease in borrowing costs. Thus, either a rise or a fall in the prevailing interest rates could materially adversely affect our results of operations and financial condition. We may to manage our interest rate risk through interest rate hedging techniques. However, we currently do not use such techniques and they may not be successful in reducing or eliminating our interest rate risk in the future.

     WE MAY BE UNABLE TO INTRODUCE NEW SERVICES, FEATURES AND FUNCTIONS.

     The Internet and related financial institutions marketplaces are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing products and services, as well as to develop and introduce a variety of new products and services to address our customers' changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction or marketing of our products and services. In addition, material delays in introducing new products and services and enhancements may cause customers to forego purchases of our products and services and purchase instead those of our competitors. See "Business -- Competition."

     SECURITY BREACHES COULD DAMAGE OUR REPUTATION AND BUSINESS.

     The secure transmission of confidential information over the Internet is essential to maintain consumer and supplier confidence in the NextCard service. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

     A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches. See "Business -- Operations."

     Consumers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to provide financial services over the Internet would be severely impeded if consumers become unwilling to transmit confidential information online. As a result, our operations and financial condition would be materially adversely affected.

     WE MAY FACE INCREASED GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

     To date, communications and commerce on the Internet have not been highly regulated. However, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market. It is possible that Congress or individual states could enact laws regulating Internet banking that address issues such as user privacy, pricing and the characteristics and quality of products and services. Any restrictions on the collection and use of such consumer information over the Internet could adversely affect our direct marketing efforts. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

     Our business is subject to extensive federal and state regulation, including regulation under consumer protection laws. If we successfully form NextBank, it would be subject to regulation under federal and California banking laws as well as regulatory supervision from the Office of the Comptroller of the Currency, or OCC, and the FDIC. As an affiliate of NextBank, we also will be subject to oversight by the OCC and FDIC. Existing and future legislation and regulatory supervision could have a material adverse effect on our business, including our credit and authentication policies, pricing and products. See "Business -- Government Regulation."

     NextBank also will be subject to minimum capital, funding and leverage requirements prescribed by federal statute and OCC regulations or orders. If NextBank fails to meet these regulatory capital requirements, NextBank will be subject to additional restrictions that could have a material adverse effect on our ability to conduct normal operations and possibly result in the seizure of NextBank by government regulators under certain circumstances. Our ability to maintain or increase NextBank's capital levels in the future will be subject to, among other things, general economic conditions, our ability to raise new capital and our ability and willingness to make additional capital contributions to NextBank or a related institution. See "Business -- NextBank."

     WE MAY FACE DIFFICULTIES PROTECTING AND ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     Our success and ability to compete are substantially dependent on our proprietary technology and trademarks, which we attempt to protect through a combination of patent, copyright, trade secret and trademark laws as well as confidentiality procedures and contractual provisions. However, any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition. In addition, we may infringe upon the intellectual property rights of third parties, including third party rights in patents that have not yet been issued. Any such infringement, or alleged infringement, could have a material adverse effect on our business, results of operations and financial condition.

     We have filed three patent applications and applied to register several of our trademarks in the United States. We cannot assure you that our patent applications or trademark registrations will be approved. Moreover, even if approved, they may not provide us with any competitive advantages or may be challenged by third parties. Legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding such rights could force us to divert important financial and other resources away from our business operations.

     We collect and utilize data derived from applications on the NextCard website and through transactions made using our products. Although we believe that we have the right to use such data and compile such data in our database, we cannot assure you that any intellectual property protection will be available for such information. In addition, third parties may claim rights to such information.

     We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. See "Business -- Marketing." While we attempt to ensure that the quality of our brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. This could, in turn, have a material adverse effect on our business, results of operations and financial condition.

     PROTECTION OF OUR DOMAIN NAME IS UNCERTAIN.

     We currently hold the domain name nextcard.com. The regulations governing the acquisition and maintenance of domain names are subject to change. Governing bodies could, among other things, modify the requirements for holding domain names. Accordingly, we may be unable to acquire or maintain our domain name in all jurisdictions in which we would otherwise seek to do so. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our domain name, trademarks and other proprietary rights.

     WE FACE COMPUTER SYSTEM AND SOFTWARE RISKS RELATED TO THE YEAR 2000.

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. Our internally developed proprietary software, which includes substantially all of the systems for the operation of our website could be adversely affected by year 2000 issues. Our information technology systems also depend on information technology and services supplied by third parties. Year 2000 problems experienced by us or any of such third parties could materially adversely affect our business. Additionally, the Internet could face serious disruptions arising from the year 2000 problem.

     We cannot guarantee that:

     - our or our suppliers' systems will be year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems;

     - consumers will be able to visit our website without serious disruptions arising from the year 2000 problem;

     - disruptions in other industries and market segments will not adversely affect our business; or

     - our costs related to year 2000 compliance will be insignificant.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

RISKS RELATED TO THIS OFFERING

     OUR STOCK PRICE MAY BE VOLATILE.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. We negotiated and determined the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after this offering. The market price of the common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - changes in market valuations of Internet or financial services companies;

     - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock or termination of stock transfer restrictions; and

     - fluctuations in stock market price and volume, which are particularly common among securities of Internet companies.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and our resources.

     SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK
PRICE.

     Sales of a substantial number of shares of common stock after the offering could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. On completion of this offering, we will have 43,667,021 shares outstanding, or 44,567,021 shares if the underwriters' option to purchase an additional 900,000 shares of common stock is exercised in full, and 2,581,237 shares subject to currently exercisable options and warrants. The 6,000,000 shares sold in this offering, or 6,900,000 shares if the underwriters' option is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by "affiliates" of NextCard as that term is defined in Rule 144 under the Securities Act. The remaining 37,667,021 shares outstanding on completion of the offering will be "restricted securities" as that term is defined in Rule 144.

     All of our directors, executive officers and substantially all of our stockholders have executed lock-up agreements that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Donaldson, Lufkin & Jenrette Securities Corporation. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale subject to the applicable requirements of Rule 144. See "Shares Eligible for Future Sale."

     OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS COULD CONTROL STOCKHOLDER VOTES AND OUR MANAGEMENT AND AFFAIRS.

     Upon completion of this offering, our executive officers, directors and 5% or greater stockholders, and their respective affiliates, could, in the aggregate, own up to approximately 50% of our outstanding common stock. As a result, they could act together to control all matters submitted to stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). In addition, their large ownership position could enable them to effectively control our management and affairs. Accordingly, such concentration of ownership may delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. This could, in turn, have an adverse effect on the market price of our common stock. See "Management" and "Principal Stockholders."

     CERTAIN ANTI-TAKEOVER PROVISIONS MAY PRODUCE RESULTS DISFAVORED BY OUR STOCKHOLDERS.

     Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if such change was favored by our stockholders. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to change in our expectations.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 6,000,000 shares of common stock offered will be approximately $110.4 million, after deducting estimated underwriting discounts and commissions and offering expenses. If the underwriters' option to purchase an additional 900,000 shares of common stock is exercised in full, we estimate that such net proceeds will be approximately $127.1 million. We intend to use up to $15.0 million of the net proceeds to finance our credit card receivables under our secured borrowing facility. We plan to use at least $20.0 million of the net proceeds to capitalize NextBank, when, and if, NextBank commences operations. We also intend to use at least $40.0 million of the net proceeds for marketing. We will use the balance of the net proceeds of this offering for working capital, including certain acquisition costs related to originating credit card receivables, interest expense under our borrowing facilities, and general corporate overhead expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- NextBank."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, our lending facilities contain certain restrictions on our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of March 31, 1999: (1) on an actual basis; (2) on a pro forma basis after giving effect to the conversion of all outstanding shares of preferred stock into common stock and the filing of our amended and restated certificate of incorporation in Delaware; and (3) as adjusted to reflect our receipt of the estimated net proceeds from our sale of 6,000,000 shares of common stock in this offering at an initial offering price of $20.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses) and the application of our proceeds from this offering:

                                                                  MARCH 31, 1999
                                                       ------------------------------------
                                                                                    AS
                                                        ACTUAL     PRO FORMA     ADJUSTED
                                                       --------    ---------    -----------
                                                                  (IN THOUSANDS)
Convertible preferred stock, 40,603,109 shares
  authorized, 32,625,734 shares outstanding actual;
  12,567,285 shares authorized, no shares outstanding
  pro forma; 12,567,285 shares authorized, no shares
  outstanding as adjusted............................  $     33    $     --      $     --
                                                       --------    --------      --------
Common stock and nonvoting common stock, 62,896,892
  shares authorized, 5,041,287 shares outstanding
  actual; 87,432,175 shares authorized, 37,667,021
  shares outstanding pro forma; 87,432,175 shares
  authorized, 43,667,021 shares outstanding as
  adjusted(1)(2).....................................         5          38            44
Notes receivable from officers.......................       (26)        (26)          (26)
Additional paid-in capital...........................    77,069      77,069       187,449
Deferred stock compensation..........................   (15,334)    (15,334)      (15,334)
Accumulated deficit..................................   (28,932)    (28,932)      (28,932)
                                                       --------    --------      --------
  Total stockholders' equity.........................    32,815      32,815       143,201
                                                       --------    --------      --------
          Total capitalization.......................  $ 32,815    $ 32,815      $143,201
                                                       ========    ========      ========

------------
(1) Excludes 8,354,137 shares of common stock issuable upon exercise of options outstanding on March 31, 1999, with a weighted average exercise price of $1.19 per share, and 3,983,365 shares of common stock reserved for issuance of ungranted options under our 1997 Stock Plan. Also excludes 1,308,749 shares of common stock subject to outstanding warrants, with a weighted average exercise price of $0.88 per share.

(2) In connection with the conversion of preferred stock into common stock, preferred stockholders will have the right to convert some or all of their preferred stock into nonvoting common stock, with our consent.

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 1999 was approximately $32.8 million, or $0.87 per share of common stock. Net tangible book value per share represents the amount of total assets less total liabilities, divided by the number of shares outstanding. After giving effect to the issuance and sale of the 6,000,000 shares of common stock offered by us at an initial public offering price of $20.00, and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 1999 would have been $143.2 million, or $3.28 per share. This represents an immediate increase in the net tangible book value of $2.41 per share to the existing stockholders and an immediate dilution of $16.64 per share to the new public investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................           $20.00
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $0.87
  Increase per share attributable to new public investors...   2.41
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             3.28
                                                                       ------
Dilution per share to new investors.........................           $16.72
                                                                       ======

     The following table sets forth on a pro forma basis, as of March 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock (including nonvoting common stock) upon completion of this offering, the differences between the existing stockholders and the purchasers of shares of common stock in this offering (before deducting underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid:

                            SHARES PURCHASED         TOTAL CONSIDERATION
                          ---------------------    -----------------------    AVERAGE PRICE
                            NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                          ----------    -------    ------------    -------    -------------
Existing stockholders...  37,667,021      86.3%    $ 54,980,246      31.4%       $ 1.46
New stockholders........   6,000,000      13.7      120,000,000      68.6        $20.00
                          ----------     -----     ------------     -----
          Total.........  43,667,021     100.0%    $174,980,246     100.0%
                          ==========     =====     ============     =====

     The foregoing discussion and tables assume no exercise of stock options to purchase 8,354,137 shares of common stock and warrants to purchase 1,308,749 shares of common stock outstanding as of March 31, 1999, with weighted average exercise prices of $1.19 and $0.88, respectively. To the extent any of these options or warrants are exercised, there will be further dilution to new public investors. See "Capitalization," "Management -- Director Compensation" and Note 2 of notes to Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for the period from June 5, 1996 (date of inception) through December 31, 1997 and for, and as of, the year ended December 31, 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations for the three months ended March 31, 1999 and the consolidated balance sheet data at March 31, 1999 are derived from our unaudited consolidated financials statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for such periods and financial condition at such dates. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

                                                               PERIOD FROM
                                                               JUNE 5, 1996                      THREE MONTHS
                                                              (INCEPTION) TO    YEAR ENDED     ENDED MARCH 31,
                                                               DECEMBER 31,    DECEMBER 31,   ------------------
                                                                   1997            1998        1998       1999
                                                              --------------   ------------   -------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATE:
Interest income:
  Cash and investments......................................     $    93         $    502     $    33   $    280
  Credit card loan receivables..............................          --               --          --        380
                                                                 -------         --------     -------   --------
Total interest income.......................................          93              502          33        660
Interest expense............................................          --               62          --        647
                                                                 -------         --------     -------   --------
Net interest income.........................................          93              440          33         13
Provision for loan losses...................................          --               --          --        995
                                                                 -------         --------     -------   --------
Net interest income after provision for loan losses.........          93              440          33       (982)
Non-interest income:
  Servicing and profit and loss sharing.....................          --              662          34        204
  Interchange fee...........................................          --               --          --         96
  Card fees and other.......................................          --               35          --         43
                                                                 -------         --------     -------   --------
Total non-interest income...................................          --              697          34        343
Non-interest expenses:
  Salaries and employee benefits............................       1,495            6,730         789      3,309
  Marketing and advertising.................................          49            4,325         209      2,555
  Credit card activation and servicing costs................           1            2,327          52      1,522
  Occupancy and equipment...................................         137              958         115        552
  Professional fees.........................................         168              520          41        255
  Amortization of deferred compensation.....................          --            1,800         164      1,366
  Amortization of loan structuring fee......................          --               --          --        568
  Other.....................................................         127              539          71        216
                                                                 -------         --------     -------   --------
Total non-interest expenses.................................       1,977           17,199       1,441     10,343
Loss before income taxes....................................      (1,885)         (16,062)     (1,374)   (10,982)
Provision for income taxes..................................           2                2          --         --
                                                                 -------         --------     -------   --------
Net loss....................................................     $(1,886)        $(16,064)    $(1,374)  $(10,982)
                                                                 =======         ========     =======   ========
Basic and diluted net loss per share........................     $ (1.08)        $  (5.07)    $ (0.48)  $  (2.84)
                                                                 =======         ========     =======   ========
Weighted average shares outstanding used in computing basic
  and diluted net loss per share(1).........................       1,747            3,166       2,891      3,867
                                                                 =======         ========     =======   ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................          --               --          --   $  (0.30)
                                                                                                        ========
Shares used in computing pro forma basic and diluted net
  loss per share(1) (unaudited).............................          --               --          --     36,493
                                                                                                        ========
SUPPLEMENTAL OPERATING DATA -- ASSETS UNDER MANAGEMENT(2):
Total credit card receivables outstanding...................          --         $ 66,042     $ 1,626   $ 96,293
Total number of open credit card accounts...................          --               40           1         66
Total revenue: finance charges, fees and interchange
  income....................................................          --         $  1,199     $     3   $  1,885

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------    MARCH 31,
                                                                   1997             1998          1999
                                                              --------------    ------------    ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................     $ 2,840          $ 40,134      $ 25,456
Credit card loan receivables, net of allowance for loan
  losses....................................................          --                --        67,358
Total assets................................................       3,688            45,542       101,271
Secured borrowings..........................................          --                --        54,069
Total liabilities...........................................         901             5,606        68,456
Total stockholders' equity..................................       2,787            39,937        32,815

---------------
(1) See Note 2 of notes to Consolidated Financial Statements for an explanation of the number of shares used in per share computations.
(2) Assets under management represent all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage's and our balance sheets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online approval system for a Visa card and to provide interactive, customized offers for credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard Visa, which we call the First True Internet Visa, is marketed to consumers exclusively through our website, www.nextcard.com. We offer credit card customers a unique combination of convenience, customization, shopping enhancements and online customer service. The NextCard Visa can be used for both online and offline purchases.

     We were incorporated on June 5, 1996. The NextCard Visa was first offered to the public on December 23, 1997. During the period from our inception through December 31, 1997 (the "Inception Period"), we had no operating income. Our operating activities were limited primarily to developing the necessary computer infrastructure, planning and developing our website, building our operations capacity and establishing vendor relationships.

     Our operating costs have increased significantly since our inception. This reflects the costs associated with the formation of our company, as well as increased efforts to promote the NextCard brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our credit card application system and customer servicing infrastructure.

     We have grown rapidly since launching our product in December 1997. As of December 31, 1997, we had 18 employees, and as of March 31, 1999, we had 135 employees. From December 31, 1997 through March 31, 1999, we significantly increased the new loans generated through our website as well as the total loans under management. These increases were primarily due to our application process which allows customers to automatically transfer balances from their other credit cards to their new NextCard Visa. From December 31, 1997 to March 31, 1999, our loans under management grew from $0 to $96.3 million. As of March 31, 1999, we had over 66,000 open credit card accounts.

     As of March 31, 1999, we had received more than 1.7 million applications for the NextCard Visa and had generated over $170.0 million in new credit card loans. Due to our underwriting criteria, the number of customer applications we approve is substantially less than the number of applications we receive.

     Since our inception, we have incurred significant losses. As of March 31, 1999, we had an accumulated deficit of $28.9 million. The net losses and accumulated deficit resulted from the significant infrastructure, marketing, technology and other costs incurred in the development of our NextCard Visa product. We expect to incur significant additional losses from operations for the foreseeable future and expect that the rate and amount at which such losses will be incurred will increase significantly from current levels. These expected costs are related to: advertising, marketing and other promotional activities; expansion of our direct marketing, database and testing capabilities; expansion of our product offerings; and strategic relationship development.

     Until January 12, 1999, Heritage funded all of the credit card accounts and loans originated on our website pursuant to our Consumer Credit Card Program Agreement with Heritage. Under that agreement, we charge Heritage for origination and servicing of the accounts and share 50% of the resulting net profits or losses.

     In January 1999, we began purchasing credit card receivables utilizing a $100.0 million secured lending facility extended to our subsidiary, NextCard Funding Corp. Pursuant to the terms of our Account Origination Agreement with Heritage, Heritage continues to fund newly originated credit card receivables, which are then purchased on a daily basis by NextCard Funding using borrowings from Credit Suisse First Boston. The purchased receivables are pledged as security for the Credit Suisse borrowings. By holding and managing those credit card receivables, we earn income from:

     - finance charges paid by our customers based on their outstanding balances;

     - amounts paid through the Visa system for purchases made with the NextCard Visa; and

     - fees paid by our cardholders, such as late fees, overlimit fees and program fees.

NEXTBANK

     We have taken steps to establish a limited purpose national credit card bank, which would be our wholly owned subsidiary. NextBank may in the future be a vehicle for issuing NextCard Visa accounts and funding our NextCard Visa loan portfolio. See "Business -- NextBank."

RESULTS OF OPERATIONS

  QUARTERS ENDED MARCH 31, 1999 AND 1998

     NET INTEREST INCOME

     Interest Income on Cash and Investments. Interest income on cash and investments consists of earnings on our cash and cash equivalents. Interest income increased $247,000 from $33,000 for the quarter ended March 31, 1998 to $280,000 for the quarter ended March 31, 1999. The increase was attributable to higher average cash and cash equivalent balances resulting from the sales of our preferred stock in November 1998. The amount of interest income we will recognize on cash and investments in the future will depend on the level of cash and cash equivalents balances we maintain.

     Interest Income on Credit Card Loan Receivables. Interest income on credit card loan receivables consists of finance charges paid by our customers based on their outstanding balances. In January 1999, we began purchasing credit card loan receivables from Heritage. For the quarter ended March 31, 1999, we earned $380,000 of interest income from these credit card loan receivables. We expect the amount of interest income on credit card loan receivables to increase in the future to the extent we continue to purchase credit card loan receivables from Heritage and potentially originate and fund our own credit card loan receivables through NextBank. The amount of interest income we recognize depends on:

     - the amount of outstanding balances on our credit card loan receivables;

     - the percentage of those receivables that are not paid off on a monthly basis;

     - the interest rate we charge on those unpaid receivables; and

     - the retention of credit card accounts of customers after expiration of their low introductory rates.

     Interest Expense. Interest expense consists of interest we pay associated with our borrowings. We had no borrowing for the quarter ended March 31, 1998. For the quarter ended March 31, 1999, we had interest expense of $647,000 primarily attributable to outstanding borrowings under NextCard Funding Corp's. secured lending facility with Credit Suisse First Boston. Total borrowings under this facility at March 31, 1999 were $54.1 million. We expect interest expense to increase as we increase our borrowings under this and other similar facilities to fund the purchase of credit card receivables from Heritage. In addition, interest expense may increase if we raise deposits through NextBank to fund NextBank credit card loan originations.

     Net Interest Margin. Our net interest margin for the quarter ended March 31, 1999 was $13,000. Our net interest margin consists of interest income we recognize on cash and investment securities and credit card loan receivables less interest we pay on borrowings used to fund these earning assets. Our net interest margin is, and will continue to be, adversely affected if:

     - we do not retain the credit card balances of many of our current customers whose low introductory rates will expire and reprice to higher interest rates;

     - we do not originate new customers at higher introductory rates; or

     - the rate we pay on our borrowings increases.

     Provision for Loan Losses and Asset Quality. The provision for loan losses consists of charges to earnings to maintain the allowance for loan losses at a level that, in our judgement, is adequate to provide for probable net loan losses from known and inherent risks in our owned credit card loan portfolio. In evaluating the adequacy of the allowance for loan losses, we take into consideration several factors, including:

     - our loan portfolio's historical delinquency and loss experience;

     - industry delinquency and loan loss experience;

     - current economic conditions and the impact such conditions might have on anticipated losses in our loan portfolio; and

     - due to our limited operating history, obtaining and using credit bureau information about our current customer base, which provides us with additional information concerning potential loan losses in our portfolio.

     Actual loan losses may exceed our allowance for loan losses. In general, we do not record loan losses until an account is past due 180 days, at which time the loan is charged-off. Since our owned credit card loan portfolio reflects receivables originated since approximately December 1, 1998, our owned credit card loan portfolio had no loan losses for the quarter ended March 31, 1999. The following table sets forth the activity in the allowance for loan losses for our owned credit card loan portfolio for the quarter ended March 31, 1999:

Balance at January 1, 1999..................................  $      0
Provision for loan losses...................................   995,000
Net credit losses...........................................         0
                                                              --------
Balance at March 31, 1999...................................  $995,000
                                                              ========

     Because our owned credit card loan portfolio is less than two months old on average, we determined our allowance for loan losses as of March 31, 1999 in the following manner. We considered the net credit card losses experienced by the Heritage owned credit card loan portfolio over the approximately 15 month period since inception of the NextCard Visa program. We believed this to be appropriate because our own credit card loan portfolio was underwritten using substantially the same criteria as for the Heritage credit card loan portfolio managed by us. In addition, NextCard Visa customers generally have higher credit bureau scores than are typical in the industry. The credit card loan portfolio owned by Heritage, but under our management, had experienced, as of March 31, 1999, an aggregate of $347,000 in loan losses since inception of the program in December 1997. That figure represents less than 1.0% of average credit card loan receivables that were owned by Heritage since inception of the program. We then increased that percentage based upon our own qualitative judgments about uncertainty over the continuation of the strong economic conditions experienced in

1998 and early 1999, as well as industry data and factors related to our relatively unseasoned and growing level of credit card loan receivables. As a result, our $995,000 allowance for loan losses as of March 31, 1999 was established at approximately 1.5% of owned credit card loans outstanding on that date.

     A customer's account is contractually delinquent if the minimum payment is not received by the due date printed on the customer's statement. The following table presents the delinquency information for our owned credit card loan portfolio as March 31, 1999:

                                                           LOANS         % OF TOTAL
                                                       (IN THOUSANDS)      LOANS
                                                       --------------    ----------
Credit card loans outstanding.........................    $68,352          100.0%
Loans delinquent:
  30 - 59 days........................................      1,347            2.0%
  60 - 89 days........................................         97            0.1%
  90 or more days.....................................         22            0.0%
                                                          -------          -----
Total.................................................    $ 1,466            2.1%
                                                          =======          =====

     As our credit card loan portfolio continues to grow and season, net loan losses will increase, delinquency levels may fluctuate and increase, and the ratio of the allowance for loan losses to owned credit card loans outstanding will increase. We will continue to monitor delinquency amounts and actual loan losses, and will adjust our allowance for loan losses accordingly.

     NON-INTEREST INCOME

     Servicing and Profit and Loss Sharing. Servicing and profit and loss sharing income consists of amounts arising under the Consumer Credit Card Program Agreement with Heritage. Such income increased $170,000 from $34,000 for the quarter ended March 31, 1998 to $204,000 for the quarter ended March 31, 1999. This increase was attributable to more credit card accounts and loans originated and outstanding under the Consumer Credit Card Program Agreement for the quarter ended March 31, 1999 compared to the quarter ended March 31, 1998. However, we anticipate servicing and profit and loss sharing income to decrease in the future because we are now purchasing all of the new credit card loan receivables from Heritage under the Account Origination Agreement.

     Interchange and Other Credit Card Fees. Interchange and other credit card fees consist of income from the Visa System for purchases made with the NextCard Visa and fees paid by our cardholders, such as late fees, overlimit fees and program fees. In January 1999, we began purchasing credit card receivables from Heritage. For the quarter ended March 31, 1999, we had $96,000 of interchange fees and $43,000 of other credit card fees from these credit card loan receivables. We expect the amount of interchange and other credit card fee income to increase in the future as we continue to purchase receivables from Heritage and potentially originate and fund our own receivables through NextBank.

     NON-INTEREST EXPENSES

     Salaries and Employee Benefits. Salaries and employee benefits include all of our employees' salaries and benefit expenses, contract labor expenses, consulting fees and recruiting fees. Salaries and employee expenses increased $2.5 million from $789,000 for the quarter ended March 31, 1998 to $3.3 million for the quarter ended March 31, 1999. This increase was caused by the growth of employees from 18 as of December 31, 1997 to 135 as of March 31, 1999. We expect salaries and employee benefit expenses to continue to increase as we expand our staffing in response to the anticipated growth of our business.

     Marketing and Advertising. Marketing and advertising expenses consist primarily of Internet-based advertising, promotional expenditures and public relations. Marketing and advertising expenditures increased $2.3 million from $209,000 for the quarter ended March 31, 1998 to

$2.6 million for the quarter ended March 31, 1999. This increase in marketing and advertising expenditures in the first quarter of 1999 was primarily attributable to expansion of Internet-based advertising. We expect our marketing and advertising expenses to increase significantly as we expand our Internet-based advertising campaigns and branding activities.

     Credit Card Activation and Servicing Costs. Credit card activation and servicing costs consist of all costs associated with processing new credit card accounts and servicing the NextCard Visa credit card portfolio. These costs include the payment made for accessing applicants' credit bureau reports, maintaining the security over our network, the card issuance fees we pay Heritage as well as the payments we make to First Data and other third-party vendors who provide selected fulfillment and service functions. Credit card activation and servicing costs increased $1.4 million from $52,000 for the quarter ended March 31, 1998 to $1.5 million for the quarter ended March 31, 1999. These costs are expected to increase in the future as we grow our credit card loan portfolio.

     Occupancy and Equipment. Occupancy and equipment expenses include office lease payments for our office space in both San Francisco and San Ramon, as well as all utilities and depreciation expenses recognized on all of our furniture and equipment. Occupancy and equipment expenses increased $437,000 from $115,000 for the quarter ended March 31, 1998 to $552,000 for the quarter ended March 31, 1999. The increase was due to significant increases in both our San Francisco and San Ramon office space requirements and purchasing additional equipment. We expect our occupancy and equipment costs to increase as we expand our staffing, network infrastructure and office space requirements in both San Francisco and San Ramon locations.

     Professional Fees. Professional fees include primarily outside legal and accounting fees. Professional fees increased $214,000 from $41,000 for the quarter ended March 31, 1998 to $255,000 for the quarter ended March 31, 1999. This increase was primarily related to fees paid to outside law firms who are assisting us in a number of corporate activities including the application and potential chartering of NextBank and ongoing legal costs incurred in connection with administering the Credit Suisse First Boston secured borrowing facility. We anticipate our professional fees to increase due to the additional requirements of being a public company.

     Amortization of Deferred Compensation. A portion of the value of certain stock options granted in the first quarter of 1999 and in 1998 have been considered to be compensatory. Deferred compensation associated with such options amounted to $18.5 million. This amount represents the difference between the exercise price of certain stock option grants and our estimate of the fair value of our common stock at the time of such grants. Of this amount, $164,000 was charged to operations for the quarter ended March 31, 1998 and $1.4 million for the quarter ended March 31, 1999.

     Approximately $15.3 million will be amortized using an accelerated method over the vesting periods of the applicable options through 2003. The remaining amortization of this deferred compensation will be approximately $6.8 million in 1999, $4.3 million in 2000, $2.1 million in 2001, $1.5 million in 2002 and $0.6 million in 2003.

     Amortization of Loan Structuring Fee. As part of the Credit Suisse First Boston secured borrowing facility, we paid a loan structuring fee of $2.1 million consisting of $725,000 in cash and warrants to purchase 562,500 shares of preferred stock. The estimated fair market value of the warrant was $1,375,000. This loan structuring fee has been capitalized and is being amortized on a straight-line basis over the term of the revolving credit facility. A portion of this amount has been charged to operations for the quarter ended March 31, 1999.

     Other Expenses. Other expenses include primarily travel, insurance and general corporate expenses. Other expenses increased $145,000 from $71,000 for the quarter ended March 31, 1998 to $216,000 for the quarter ended March 31, 1999. We expect other expenses to increase as we anticipate incurring additional costs related to being a publicly held entity, including director and officers liability insurance and investor relations programs.

  INCEPTION PERIOD AND YEAR ENDED DECEMBER 31, 1998

     INTEREST INCOME

     Interest Income on Cash and Investments. Interest income increased $409,000 from $93,000 in the Inception Period to $502,000 in 1998. The increase was attributable to higher average cash and cash equivalent balances resulting from the sales of our preferred stock during 1998.

     Interest Expense. We had no debt during 1997. In 1998, we had interest expense of $62,000 attributable to our equipment loan.

     NON-INTEREST INCOME

     Servicing and Profit and Loss Sharing. We did not recognize any non-interest income during the Inception Period. In 1998, we recognized $662,000 of servicing and profit and loss sharing income under our Consumer Credit Card Program Agreement.

     NON-INTEREST EXPENSES

     Salaries and Employee Benefits. Salaries and employee benefit expenses increased $5.2 million from $1.5 million in the Inception Period to $6.7 million in 1998. This increase was caused by the growth of employees from 18 as of December 31, 1997 to 107 as of December 31, 1998.

     Marketing and Advertising. Marketing and advertising expenditures increased $4.2 million from $50,000 in the Inception Period to $4.3 million in 1998. This increase in marketing and advertising expenditures in 1998 was primarily attributable to the expansion of Internet-based advertising.

     Credit Card Activation and Servicing Costs. There were no credit card activation or servicing costs during the Inception Period. In 1998, these costs were $2.3 million and are expected to increase as we increase our credit card loan portfolio.

     Occupancy and Equipment. Occupancy and equipment expenses increased $821,000 from $137,000 in the Inception Period to $958,000 in 1998. The increase was due to significant increases in both our San Francisco and San Ramon office space requirements and purchasing additional equipment.

     Professional Fees. Professional fees increased $352,000 from $168,000 in the Inception Period to $520,000 in 1998. The increase was primarily related to ongoing fees paid to outside law firms who are assisting us in a number of corporate activities including the application and potential chartering of NextBank and structuring the Credit Suisse First Boston secured borrowing facility.

     Amortization of Deferred Compensation. A portion of the value of certain stock options granted in 1998 have been considered to be compensatory. Deferred compensation associated with such options amounted to $7.8 million. Of this amount, $1.8 million was charged to operations in 1998.

     Other Expenses. Other expenses increased $412,000 from $127,000 in the Inception Period to $539,000 in 1998. The increase was due to the significant growth of our company in 1998.

     TAXES

     Income Taxes. We have had a net loss for each period since inception. As of December 31, 1998, we had approximately $14.2 million of net operating loss carryforwards for federal and state income tax purposes. The federal net operating loss carryforward will start expiring in 2012 and the state net operating loss carryforward will start expiring in 2005. Because of uncertainty regarding realizability, we have provided a full valuation allowance on our deferred tax assets consisting primarily of net operating loss carryforwards. See Note 9 of notes to the Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of operating data for the eight quarters ended March 31, 1999. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation for the quarters presented. This information should be read in conjunction with the Consolidated Financial Statements and accompanying notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1997       1997        1997       1998       1998       1998        1998       1999
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Interest income:
  Cash and investments..................   $  10       $  24      $  49     $    33    $    79     $   116    $   274    $    280
  Credit card loan receivables..........      --          --         --          --         --          --         --         380
                                           -----       -----      -----     -------    -------     -------    -------    --------
Total interest income...................      10          24         49          33         79         116        274         660
Interest expense........................      --          --         --          --          1          47         14         647
                                           -----       -----      -----     -------    -------     -------    -------    --------
Net interest income                           10          24         49          33         78          69        260          13
Provision for loan losses...............      --          --         --          --         --          --         --         995
                                           -----       -----      -----     -------    -------     -------    -------    --------
Net interest income after provision for
  loan losses...........................      10          24         49          33         78          69        260        (982)
                                           -----       -----      -----     -------    -------     -------    -------    --------
Non-interest income:
  Servicing and profit and loss
    sharing.............................      --          --         --          34        130         137        361         204
  Interchange fee.......................      --          --         --          --         --          --         --          96
  Credit card fees and other............      --          --         --          --          3           2         30          43
                                           -----       -----      -----     -------    -------     -------    -------    --------
Total non-interest income...............      --          --         --          34        133         139        391         343
                                           -----       -----      -----     -------    -------     -------    -------    --------
Non-interest expenses:
  Salaries and employee benefits........     193         363        763         789      1,349       2,124      2,468       3,309
  Marketing and advertising.............       6           5         33         209        936       1,056      2,124       2,555
  Credit card origination and servicing
    costs...............................      --          --          1          51        391         880      1,005       1,522
  Occupancy and equipment...............      24          32         62         116        160         326        356         552
  Professional fees.....................      23          44         77          41         77          49        353         255
  Amortization of deferred
    compensation .......................      --          --         --         164        235         468        933       1,366
  Amortization of loan structuring
    fee.................................      --          --         --          --         --          --         --         568
  Other.................................      17          43         45          71        133         106        229         216
                                           -----       -----      -----     -------    -------     -------    -------    --------
Total non-interest expenses.............     263         487        981       1,441      3,281       5,009      7,468      10,343
                                           -----       -----      -----     -------    -------     -------    -------    --------
Loss before income taxes................    (253)       (463)      (932)     (1,374)    (3,070)     (4,801)    (6,817)    (10,982)
Provision for income taxes..............      --          --          2          --         --          --          2          --
                                           -----       -----      -----     -------    -------     -------    -------    --------
Net loss................................   $(253)      $(463)     $(934)    $(1,374)   $(3,070)    $(4,801)   $(6,819)   $(10,982)
                                           =====       =====      =====     =======    =======     =======    =======    ========
SUPPLEMENTAL OPERATING DATA -- ASSETS UNDER MANAGEMENT(1):
Total credit card loan receivables
  outstanding...........................      --          --         --     $ 1,626    $ 9,402     $35,334    $66,042    $ 96,293
Total number of open credit card
  accounts at period end................      --          --         --           1          5          19         40          66
Total revenue: finance charges, fees and
  interchange income....................      --          --         --     $     3    $    59     $   292    $   845    $  1,885

------------
(1) Assets under management represents all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage's and our balance sheets.

     We have a limited operating history and are operating in a new and rapidly changing environment. Therefore, we believe that quarterly comparisons of our financial results are not necessarily indicative of our future performance. Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include, but are not limited to:

     - our ability to generate new customer relationships and retain profitable accounts;

     - the volume of credit card loan receivables generated from our products and our ability to successfully manage our credit card loan portfolio;

     - the announcement or introduction of new websites, services and products by us or our competitors and the level of price competition for the products and services we offer;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - technical difficulties, system downtime, Internet service problems and our ability to expand and upgrade our computer systems to handle increased traffic;

     - the success of our brand building, advertising and marketing campaigns;

     - the level of use of the Internet and online financial services;

     - our ability to attract and retain high-quality employees;

     - regulation by federal, state or local governments; and

     - general economic conditions, including interest rate volatility, and economic conditions specific to the Internet, online commerce and the credit card industry.

     Our future revenue will primarily consist of the finance charges paid by our customers based on their outstanding balances, the amounts paid through the Visa system for purchases made with the NextCard, and other fees paid by our cardholders. As a result, we will depend substantially on the amount of loans outstanding in our loan portfolio, the level of new loans originated through the NextCard website, the retention of existing customers and customer purchases using the NextCard Visa. Therefore, our quarterly revenues and operating results are likely to be particularly affected by these variables.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

     Cash and Cash Equivalents. Cash and cash equivalents decreased $14.6 million from $40.1 million at December 31, 1998 to $25.5 million at March 31, 1999. This decrease was primarily attributable to funding current operating expenditures as well as the purchases of credit card receivables from Heritage offset by borrowings of $54.1 million under our secured lending facility. Cash and cash equivalents increased $37.3 million from $2.8 million at December 31, 1997 to $40.1 million at December 31, 1998. This increase was primarily attributable to private sales of preferred stock in May and November 1998 offset by ongoing funding of current operating expenditures.

     Net Credit Card Loan Receivables and Secured Borrowings. In January 1999, we began purchasing credit card loan receivables from Heritage utilizing a $100.0 million secured lending facility extended to our subsidiary, NextCard Funding Corp. Net credit card loan receivables of $67.4 million at March 31, 1999, represent the amount of outstanding balances our customers owe to us. Secured borrowings outstanding of $54.1 million at March 31, 1999, represent the total borrowings we have made under this lending facility to fund these receivables. These balances will continue to increase as we continue to purchase credit card loan receivables from Heritage and potentially originate and fund our own credit card receivables through NextBank.

     Stockholders' Equity. Stockholder's equity decreased $7.1 million from $39.9 million at December 31, 1998 to $32.8 million at March 31, 1999. This decrease was primarily attributable to our net loss for the quarter ended March 31, 1999 offset by the issuance of warrants to purchase preferred stock for $2.4 million and the amortization of deferred compensation of $1.4 million. Stockholder's equity increased $37.1 million from $2.8 million at December 31, 1997 to $39.9 million at December 31, 1998. This increase was primarily attributable to private sales of preferred stock in May and November 1998 offset by our net loss for the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of preferred stock. Net proceeds from these sales from inception to March 31, 1999 have totaled approximately $54.7 million.

     Net cash used in operating activities was $1.5 million in the Inception Period and $11.2 million in 1998. For the quarter ended March 31, 1999, net cash used in operating activities was $8.3 million. Net cash used in operating activities in all such periods was primarily attributable to net losses, offset in part by increases in accounts payable, accrued expenses and amortization of deferred compensation and, for the quarter ended March 31, 1999, also offset by the provision for loan losses and the amortization of prepaid loan fees.

     Net cash used in investing activities was $309,000 in the Inception Period and $2.1 million in 1998. Net cash used in investing activities in the Inception Period and in 1998 was primarily related to the purchase of property and equipment. For the quarter ended March 31, 1999, net cash used in investing activities was $66.2 million. For this period, net cash used in investing activities was primarily related to the purchases of credit card loan receivables from Heritage and the purchase of equipment and leasehold improvements.

     Net cash provided by financing activities was $4.7 million in the Inception Period and $50.5 million in 1998. Net cash provided by financing activities in the Inception Period and in 1998 resulted primarily from the issuance of preferred stock and the borrowing of $546,000 against an equipment loan from a financial institution. For the quarter ended March 31, 1999, net cash provided by financing activities was $59.8 million. For this period, net cash provided by financing activities resulted primarily from the borrowing of $54.1 million under our secured borrowing facility and $5.0 million from our line of credit from a finance company.

     At March 31, 1999, our principal source of liquidity was approximately $25.5 million of cash and cash equivalents. In February 1999, we entered into a $5.0 million line of credit with a finance company. Borrowings under the line of credit accrue interest at 12.25% per year and are secured by a secondary security interest in all of our tangible and intangible assets. This line of credit had an outstanding balance of $5.0 million at March 31, 1999. In April 1999, we entered into another agreement with the finance company to increase the line of credit by an additional $5.0 million.

     In addition, during 1998, we entered into a $1.3 million equipment loan and security agreement with a finance company. The loan is secured by a pledge of all equipment purchased with the proceeds from borrowings under the loan agreement and bears interest at 7.55% per year. The ability to borrow under the loan expires on May 31, 1999. The loan had an outstanding balance of $1.2 million at March 31, 1999.

     Also during 1998, we entered into a $1.0 million lease/loan financing arrangement with a finance company. The lease/loan financing arrangement is secured by a pledge of all equipment leased under

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

the arrangement and bears interest at 7.50% per year. The lease/loan financing arrangement expires on May 22, 2000 and no balance was outstanding at March 31, 1999.

     In addition, on December 29, 1998, we executed a $100.0 million secured borrowing facility with Credit Suisse. The revolving credit facility is secured by credit card receivables, which may be purchased, from time to time, using the revolving credit facility's proceeds. The revolving credit facility bears interest, at our option, at either 2.50% over LIBOR or the prime rate, and matures on December 29, 1999. This credit facility had an outstanding balance of $54.1 million at March 31, 1999.

     We are in discussions with financial institutions related to establishing additional borrowing facilities to fund the purchase of credit card loan receivables. In addition, we are in contact with Credit Suisse related to a possible increase in our existing borrowing facility. Such new or increased facilities would increase our capacity to purchase credit card loan receivables from Heritage or potentially fund a portion of our own credit card loan receivables originated through NextBank. There are no assurances that any new or expanded facility will be put in place. If such a facility is put in place and drawn upon, our aggregate borrowings will increase.

     In December 1997, we signed a five-year agreement with First Data for processing of the credit card portfolio. Under that agreement, we are obligated to make aggregate minimum servicing payments of $7.5 million over the next five years.

     In connection with our principal executive office lease, in September 1998, we executed a $450,000 irrevocable standby letter of credit in favor of the landlord which expires on October 31, 1999. This letter of credit can be drawn on by our landlord under certain circumstances if we default under our lease agreement.

     We expect that our existing capital resources, including the net proceeds raised in this offering, will adequately satisfy our working capital requirements for the next 12 months, except for the funding of our loan portfolio. Future working capital requirements, however, depend on many factors including our ability to execute on our business plan. If our current funding, including the net proceeds generated by this offering, becomes insufficient to support future operating requirements, we will need to obtain additional funding either by increasing our lines of credit or by raising additional debt or equity from the public or private capital markets. Such funding alternatives, if available at all, may be on terms that are not favorable to us. Failure by us to raise additional capital or additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

     Our ability to grow our business is limited by the amount of credit we can extend to our customers and potential customers. Although our credit facility is sufficient to fund our current loan portfolio, it is not sufficient to cover our anticipated loan portfolio over the next 12 months. Therefore, any loss of funding under this credit facility or failure to increase or extend the terms of this credit facility or obtain alternative financing on commercially reasonable terms would have a material adverse effect on our results of operations and financial condition.

     In the future, if we successfully create NextBank, a bank limited to generating and financing credit card loans, we will seek to fund our loan portfolio through short-term deposits raised by NextBank as well as capital contributed by us. However, we may not be able to attract or retain sufficient deposits at attractive interest rates to fund our loan portfolio. Moreover, if adequate capital is not available, we also may be subject to an increased level of regulatory supervision that could have an adverse affect on our operating results and financial condition. See "Business -- NextBank."

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for financial statements for fiscal years beginning after June 15, 1999. This new standard will require us to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will be either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments, or, for forecasted transactions, deferred and recorded as a component of comprehensive income in stockholders' equity until the hedged transactions occurs and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. While we currently have no derivative financial instruments and do not currently engage in hedging activities, we anticipate engaging in derivative and hedging activity in the future, and therefore expect to be impacted by the pronouncement. The impact of this new standard on our consolidated financial statements, however, will depend on a variety of factors, including the level of future hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use internally developed software, as well as computer technology and other services provided to us by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on First Data Resources for account processing and other customer functions. We are also dependent on telecommunications vendors to maintain our network and a third party that hosts our servers.

     As we started NextCard less than three years ago, we developed our systems and technology in light of the year 2000 problem, as opposed to many older companies that rely on legacy systems designed before this problem was known. On April 30, 1999, we completed our review and testing of year 2000 compliance for all of our internally developed software, which include substantially all of the systems for the operation of our website, such as our instant online approval system, customer interaction and transaction systems and our security, monitoring and back-up capabilities. Based on such testing, we believe our internally developed software and systems are year 2000 compliant, which means that all date data will process without error, interruption or loss of functionality of any software or system due to the change in century.

     On April 16, 1999, we completed our assessment of the year 2000 readiness of our third-party supplied software and hardware, and of our vendors. Of 142 vendor inquiries made, 141 have provided a year 2000 readiness disclosure statement certifying year 2000 compliance or representing that they have, and are following, a year 2000 readiness plan. During the assessment phase, eleven vendors were identified as critical to us, all of whom have provided us with certifications of year 2000 compliance or a readiness disclosure statement. Testing (including leap year testing) of our systems with those of First Data Resources will not be completed until mid-summer of 1999. However, based on the results of preliminary testing of all affected systems, we believe that the systems will be year 2000 compliant. Accordingly, based on the results of the responses we have received and the availability of alternate year 2000 compliant vendors, we do not believe further remediation planning is necessary to ensure seamless operation at and after January 1, 2000.

     If a year 2000 problem with one of our vendor's systems causes such vendor to fail to provide us services it had agreed to provide us, we would seek to recover from such vendor damages for the amount we suffered due to such failure. We would base our suit on breach of the vendor's agreement with us and misrepresentation of such vendor's year 2000 representation to us. However, there can be no assurance that such agreements and such representations will be enforceable.

     Based on the results of our testing, we believe our worst case scenario would be the failure of the Internet infrastructure due to a year 2000 problem. The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

     To date, we have incurred approximately $200,000 of expense relating to year 2000 analysis, testing and remediation efforts. We anticipate that, when all analysis, testing and remediation efforts are complete, we will have incurred approximately $600,000 of expenses, all of which will be recognized in 1999. However such expenses could be significantly higher than we anticipated.

                                    BUSINESS

OVERVIEW

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online credit approval system for a Visa card and to provide interactive, customized offers for credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard Visa, which we call the First True Internet Visa, is marketed to consumers exclusively through our website, www.nextcard.com. We offer credit card customers a unique combination of convenience, customization, shopping enhancements and online customer service. The NextCard Visa, which can be used for both online and offline purchases, offers the following features:

     CUSTOMIZED APPLICATION PROCESS

     - online credit approval within seconds of submitting an application;

     - online selection of customized offers based upon the applicant's unique credit profile;

     - automated account balance transfers, permitting the customer to transfer balances from other credit cards using our website; and

     - personalization of the look of the NextCard Visa through our My Visa PictureCard product.

     ONLINE SHOPPING ENHANCEMENTS

     - GoShopping!, an Internet-based shopping service;

     - NextCard Rewards, an Internet-based incentives program allowing customers to earn NextCard points that can be redeemed for a variety of goods and services; and

     - 100% protection against credit card fraud.

     INTERNET-BASED ACCOUNT MANAGEMENT

     - online statements;

     - the ability to download account activity into personal financial management software; and

     - online customer service functionality.

     The NextCard Visa has experienced significant consumer demand since its introduction in December, 1997. As of March 31, 1999, we had received more than
1.7 million applications for the NextCard Visa and had generated over $170.0 million in new loans. We earn most of our revenues from the finance charges paid by our customers based on their outstanding balances. We also earn revenues from the amounts paid through the Visa system for purchases made with the NextCard Visa and from fees paid by our cardholders.

INDUSTRY BACKGROUND

     Our business lies at the intersection of Internet-based electronic commerce, sophisticated application of direct marketing and the credit card industry, as depicted in the following diagram:
                                      LOGO

     GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

     The Internet is an increasingly significant medium for communication, information and commerce. International Data Corporation, commonly referred to as IDC, estimates that there were 97 million Internet users worldwide at the end of 1998 and anticipates that number will grow to approximately 320 million users by the end of 2002. In addition, IDC estimates that the worldwide consumer electronic commerce market is expected to grow from approximately $11 billion in 1998 to approximately $94 billion in 2002. That growth is being driven by a number of factors, including:

     - a growing base of PCs in the home and workplace;

     - improvements in network security, infrastructure and bandwidth;

     - faster and less expensive Internet access;

     - increases in the quantity and quality of content available on the Internet;

     - the overall increased public awareness of the Internet; and

     - the convenience, timeliness and reduced costs of electronic commerce.

     Over the last few years, consumers have significantly increased their usage of the Internet and expanded the categories of products and services they purchase over the Internet. Consumers increasingly are using the Internet to obtain information, make purchases and manage their personal finances. As a result, a new class of Internet-based companies has emerged to address these online opportunities. These companies are focusing on such areas as retail consumer goods and services, travel, health care and, increasingly, consumer financial products and services.

     INTERNET DIRECT MARKETING

     The Internet provides unique opportunities to apply direct marketing techniques to target and acquire new customer relationships and enhance existing customer relationships. This Internet-based approach is relatively new, and offers significant advantages over the traditional direct marketing techniques of mass mailing and telemarketing. These advantages include the ability to:

     - rapidly evaluate and respond to consumer reactions to marketing programs and product offerings;

     - target the most attractive customer segments and customize advertising to them across different websites;

     - acquire demographic and behavioral data about an individual customer and quickly customize product offerings for that customer; and

     - frequently analyze ongoing purchasing patterns and tailor ongoing product offerings, thereby strengthening customer relationships and increasing customer loyalty.

     As a result of these factors, we believe the Internet has the potential to be the most efficient and effective one-to-one direct marketing tool created to date.

     THE CREDIT CARD INDUSTRY

     The credit card industry is large and continues to grow. According to The Nilson Report, the amount of debt owed by U.S. consumers on their Visa and MasterCard credit cards totaled $413 billion as of December 31, 1998. According to The Nilson Report, the total charges by U.S. consumers on Visa and MasterCard credit cards were $678 billion in 1997 and are expected to increase to $896 billion by the year 2000. We believe that the projected growth of the credit card industry will be driven in part by:

     - the shift from more traditional forms of consumer credit (e.g., consumer installment lending) to credit cards;

     - the shift from paper-based payments (e.g., cash and personal checks) to credit card and other electronic forms of payment; and

     - growth in Internet commerce, where credit cards are currently the primary form of consumer payment.

     While the credit card market is very large, it is also highly fragmented. According to The Nilson Report, there are more than 6,600 financial institutions in the United States that issue credit cards. Of the total Visa and MasterCard balances outstanding, no credit card issuer has more than 17%, and only five have more than 5%, of this market. We believe this market fragmentation is largely the result of the use of the Visa brand, recognized as one of the more powerful brands in the world and generally available to any insured depository institution. Consumers traditionally have focused more on the credit card brand (e.g., Visa, MasterCard and Discover(R)) than on the issuing bank when choosing a credit card.

     Unlike many industries, in the credit card industry a company can be profitable without achieving significant market share if its customers have attractive borrowing and credit profiles. For example, a large credit card company may be less profitable relative to a small credit card company if the customers of the large company maintain lower balances or have higher default rates. As a result, profitability in the credit card industry can be achieved by targeting specific customers with attractive characteristics, rather than using mass marketing techniques to achieve large market share.

     Certain credit card companies have achieved success through targeting strategies utilizing the direct mail and telemarketing channels. However, we believe these traditional channels are becoming less effective. In particular, we believe that the direct mail channel has become saturated. According to BAIGlobal's Mail Monitor, the number of credit card offers communicated through the mail exceeded 3.4 billion in 1998. Credit card issuers must also wait several weeks or months to determine the response rate to their offers. This slows the company's ability to make competitive offers based on marketplace feedback. We also believe that telemarketing is often perceived as intrusive and untrustworthy. As a result, we believe that the use of the Internet offers significant advantages over traditional target marketing approaches.

THE NEXTCARD OPPORTUNITY

     Due to the growth of electronic commerce, the ability to target customers on the Internet and the dynamics of the credit card industry, we believe there is a significant opportunity to offer credit cards through targeted marketing over the Internet. NextCard was formed to capitalize on this opportunity.

     We believe our exclusive focus on the Internet provides us with a significant competitive advantage. Our business represents the specialized application of the multiple skills required for credit card lending -- direct marketing, credit analysis, fraud detection, regulatory compliance, security, customer service and operations -- to an exclusively Internet-focused business.

     We have developed the first Internet-focused credit card -- the NextCard Visa. Our products and services include:

     CUSTOMIZED APPLICATION PROCESS AND PRODUCT OFFERINGS

     - At our website, customers can apply easily and quickly for the NextCard Visa, receive credit approval within seconds, choose customized upgrades, automatically transfer balances from other credit cards and personalize their NextCard Visa. Through the application process, we are able to gather information we utilize to refine our direct marketing efforts, thereby increasing the effectiveness of our future targeted marketing programs and lowering customer acquisition costs. The automated balance transfer feature enables us to quickly build our loan portfolio.

     - By acquiring demographic and credit data about an individual consumer, we can customize our product offerings for that consumer at the time of the initial offer. This helps us target offers that we believe are attractive to the customer.

     - Our My Visa PictureCard product enables cardholders to personalize the look of their NextCard Visa by sending us via the Internet their own picture or selecting from an online library of artwork. We believe that personalization increases customer loyalty and card usage.

     ONLINE SHOPPING ENHANCEMENTS

     - Our Internet-based shopping services, our pledge of 100% protection against credit card fraud and our NextCard Rewards program may enhance our customers' tendency to purchase goods and services, especially over the Internet. By providing these value-added services, we expect to broaden our relationship with our customers and help build our brand. Further, by tracking our customers' ongoing purchases, we intend to target future offers to particular customers that may be attractive to them and profitable for us.

     ONLINE CUSTOMER SERVICE

     - Our customers can access statements online, check recent account activity, download information to many personal financial management software programs and communicate with us by e-mail. These customer support features are available 24 hours a day, seven days a week. These features should assist us in building customer relationships and improving customer loyalty.

BUSINESS STRATEGY

     Our objective is to enhance our position as a leading Internet-based provider of customized consumer credit products and services. The key elements of our strategy are:

          Direct Marketing Strategy. We will enhance our data analysis techniques to expand our expertise in Internet direct marketing in order to find and attract our target customers. Our exclusive focus on the Internet consumer allows us to apply the power of Internet direct marketing to a significant and growing market. We plan to continue to develop and use our database and data analysis capabilities as a competitive advantage to refine our marketing programs, lower customer acquisition costs and increase potential customer profitability.

          Product Strategy. We will continue to offer customized product choices to our customers, allowing them to design their own products interactively. The Internet allows us to review an applicant's credit and existing credit card usage in real-time. As a result, we can provide online offers to particular applicants that are customized to meet their specific needs. For example, our profile-based pricing capability allows us to use customer information to offer specific interest rate, credit limit and NextCard Rewards combinations. Such profile-based pricing improves our ability to match our products to the credit risk/reward profile of our applicants. For applicants who become customers, we intend to offer an array of financial products and services over time based upon the customer's credit and spending profile.

          Technology Strategy. We seek to apply Internet technology innovations to provide enhanced customer functionality more rapidly than our competitors. We believe our technology represents one of the most advanced online credit review and approval systems available. We believe technological innovations will continue to transform the Internet and that we must maintain technological superiority in the delivery of our products and services. Therefore, we plan to lead in the application of new Internet technologies to offer enhanced product and services and thereby differentiate ourselves from our competitors.

          Branding Strategy. We plan to leverage our leadership in Internet consumer financial services to continue to build brand recognition. Branding on the Internet is becoming an increasingly important differentiating factor for consumers. We believe our exclusive focus on the Internet has enabled us to begin to establish name recognition among online consumers of financial products and services. We intend to continue to expand our marketing activities to enhance our brand awareness. As competition increases for online financial products and services, we believe our brand name will provide us with a competitive advantage.

     Ultimately, our long-term vision is to redefine the banking experience for the Internet consumer. We are focusing on consumer credit cards because the credit card business is a proven direct marketing business, there is significant consumer demand for applying for credit online and we believe the credit card business is one of the most profitable businesses in consumer financial services.

THE NEXTCARD VISA

     The NextCard Visa is bundled with a unique combination of Internet-based functionality, including an automated application process, customized terms, personalization options and add-on services. We believe the features of the NextCard Visa increase potential customers' desire to obtain our credit card and increase existing customers' usage of the NextCard Visa.

     CUSTOMIZED APPLICATION PROCESS

     - INSTANT ONLINE CREDIT APPROVAL. Through our RapidResults system, applicants can apply for the NextCard Visa quickly and easily on our website, with a credit decision returned online within seconds of submitting an application.

     - CUSTOMIZED OFFERS. Based upon an applicant's unique credit and spending profile, we offer each approved applicant up to three customized upgrade opportunities that vary based on interest rate, NextCard Rewards opportunities, balance transfer amount, type of card (i.e., Classic, Gold or Platinum) and credit limit. This allows customers to choose the offering that best suits their needs and interests.

     - AUTOMATED ONLINE BALANCE TRANSFERS. As part of our enrollment process, customers can elect to transfer balances automatically from their other credit cards to their new NextCard Visa.

     - PERSONALIZATION. Our My Visa PictureCard enables cardholders to personalize the look of their cards online by scanning in a picture of choice or choosing from an online library of more than a thousand pictures.

     ONLINE SHOPPING ENHANCEMENTS

     - NEXTCARD REWARDS. For each dollar charged, cardholders can earn double reward points simply by transferring and maintaining a balance on their NextCard Visa. These points can be used to obtain a variety of goods and services, including discounts at major retailers as well as miles that can be redeemed on major airlines. In this way, customers can apply their points towards offerings of interest to them.

     - GOSHOPPING! Our cardholders can use our Internet-based shopping service, GoShopping!, to search for products and obtain consumer product information. Our service offers Bargain Finder, to help customers search for the best prices on specific products, Shopping Guide, which helps NextCard customers evaluate various Internet merchants based on customer reviews and ratings, and electronic incentives, which provide discounts to NextCard customers.

     - 100% SAFE FOR INTERNET SHOPPING. We provide our customers with 100% protection against credit card fraud to assure our customers that the Internet is a safe medium for making transactions.

     INTERNET-BASED ACCOUNT MANAGEMENT

     - ONLINE CUSTOMER SUPPORT. At our website, customers can perform most service and account management functions, including receiving and downloading statements, checking balances and available credit, viewing and sorting transaction history and communicating with us through secure e-mail. Our website is available 24 hours a day, seven days a week, enabling our customers to access the support they need when most convenient for them.

     FUTURE PRODUCTS AND SERVICES

     We intend to add new credit card products and services in the future. Most of those products and services will be designed to attract and retain targeted consumer segments on the Internet and stimulate the use of the NextCard Visa, particularly in electronic commerce. Potential future offerings may include electronic wallets, targeted sweepstakes programs and special incentive offers.

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

MARKETING

     We use direct marketing on the Internet both to attract targeted customers to our website and as a one-to-one marketing channel to provide customized offers. To attract potential customers to our website, we focus on three distinct marketing channels:

     TARGETED INTERNET-BASED ADVERTISING

     We believe the Internet offers a unique opportunity to build a database-oriented, direct marketing capability. We use advertisements on websites, primarily banners, and sponsored e-mails to attract potential customers to our website. Because we offer online application and credit approval, we automatically receive information that is well suited for targeted marketing. We make direct placements of advertising on a diversified selection of websites that provide millions of ad impressions each day.

     Diversification is a key driver of our success. To date, no particular site has accounted for more than 15% of our new customers. As a result, we are not reliant on any particular website to attract applicants to our website.

     We have constructed an Internet Database Marketing system, which we call IDM, that can monitor the click-path of customers who come to our site. With this system, we are able to evaluate the success of a particular advertisement on a particular site. For each banner/site configuration, we are able to monitor:

     - the click-through rate (percent of people who click from the banner to our site);

     - the application rate (percent of those people who then decide to apply for our product);

     - the credit approval rate (percent of those applicants whom we approve for credit);

     - the booking rate (percent of those approvals who order a NextCard Visa); and

     - the balance transfer rate (the average amount of balances transferred by a customer to us from their other credit card accounts).

     AFFILIATE MARKETING

     We form relationships with companies that have Internet sites to drive new account volume and strengthen customer loyalty and retention. Companies meeting our quality standards can post a NextCard logo, providing a direct link to our website. These affiliates receive payments from us for each new customer we acquire through their website link. We have developed an automated affiliate sign-up process that has resulted in rapid growth of our affiliates. As of March 31, 1999, we had more than 5,200 affiliates and have gained approximately 500 new affiliates each month since September 1998.

     CO-BRANDING

     In the traditional credit card market, co-branding has been an important approach to acquiring customers but frequently has failed to promote the brand of the credit card issuer. Traditionally, a credit card issuer will enter into an agreement with a consumer branded company to offer credit cards under the brand of the partner. However, the identity of the credit card issuer generally is subordinate to the identity of the partner. As a result, these relationships typically do not allow credit card issuers to build their credit card brands.

     As an alternative, we have begun to work with partners to offer the power of our customization to their customer base, with both brands marketed together. We believe that the power of two Internet brands can create an important message to the customer, and promote our brand.

     In addition to the above three marketing channels, we will continue to build the NextCard brand and leverage it to attract new customers, affiliates and partners. Through our marketing of the NextCard Visa, we have received over seven million visits to our website.

UNDERWRITING AND CREDIT MANAGEMENT

     One of the most significant drivers of profitability in the credit card industry is the ability to effectively manage credit card losses. Losses from consumer defaults vary widely by issuer. We believe that credit card issuers using more advanced information-based credit risk management techniques have experienced lower loss rates than the industry average.

     Members of our team have significant experience in credit risk management from operational, marketing and strategic perspectives. We have developed a set of underwriting criteria based on risk models utilizing industry data as well as our own internally developed decision rules and analytic techniques. In addition, we consider the potential profitability of a particular customer prior to making customized offers. Our policies are designed to balance credit risk and potential profitability by adjusting the interest rate, credit limit and required minimum balance transfers offered to a particular customer.

     Our credit policies have been written, and are administered, by our credit committee, comprised of members of our senior management. These policies have also been reviewed and adopted by Heritage. The credit committee meets regularly to review actual credit performance as compared to plan assumptions. The committee reviews proposed changes to credit policies and risk management procedures with a focus on portfolio profitability. Because we have an unseasoned credit card portfolio, we may be unable to predict accurately the level of future credit loss.

     CREDIT UNDERWRITING ALGORITHM

     Our credit approval process is performed on a fully automated basis. Although a NextCard Visa applicant receives a credit approval decision within seconds of applying, during that interval we conduct an automated credit analysis. We access up to three credit bureau reports on each applicant, and capture the credit score developed by Fair, Isaac & Company, Inc., a nationally recognized provider of credit bureau scoring information on each of the credit reports. The credit score is commonly referred to as a FICO score. We also analyze an internally developed credit score to augment the FICO score. If the applicant meets both minimum FICO score criteria and passes all of our internally developed criteria, the applicant is approved for a NextCard Visa, subject to authentication of customer information. In instances where an applicant does not have a FICO score, we will approve the applicant based on a minimum score from our internally developed criteria. Further, to prevent customers from obtaining additional accounts and thereby increasing our credit exposure to them, we automatically verify that the applicant is not already a NextCard Visa holder and has not submitted a duplicate application. On a periodic basis, we monitor the effectiveness of our credit algorithm and credit review process and adjust our procedures as necessary. As we further refine our credit algorithm and credit process, we may consider using additional internally developed criteria or scoring algorithms, including a lower minimum FICO score, to enhance or replace our existing credit approval criteria. We have limited experience developing and implementing such credit criteria and we may experience higher credit losses than we had expected using such enhanced or replaced credit approval criteria.

     CREDIT LINE MANAGEMENT

     Several objectives are considered in credit line management, including: increasing potential revenue per customer, reducing potential losses and reducing contingent liabilities. Using credit bureau information, we review the balances on other credit cards maintained by the applicant. The

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

credit line made available to the applicant is a function of the customer's risk profile, income and balances maintained on other cards. Our decisions are based on the probability of future credit loss projected based on the FICO score, application of our own criteria and the applicant's income level. In addition, we periodically monitor our customer accounts and in the future we may adjust credit lines accordingly.

OPERATIONS

     Our operations function is organized and designed to support rapid product introduction and customer growth. We use internal and external resources for different functions. For outsourced functions, our operations management team provides procedural and management oversight. We are in the process of moving certain functions in-house as volumes increase and economies of scale are achieved. We may experience unexpected interruptions or deterioration in our operations due to such migration of operations. The key functional components of our operations function are as follows:

     ACCOUNT ORIGINATION SUPPORT

     We have developed an innovative application processing approach, leveraging an automated credit decision process with a multi-step customer authentication routine. The authentication and new account risk management process is a central function for the operations group.

     Once an applicant has been approved through our credit process, our operations group performs several customer authentication tests. The authentication process involves a set of internally developed procedures using third-party databases and credit bureau information to determine the probability that an application may involve fraud.

     Each application is processed through a series of fraud databases. We also have developed an internal database of fraud addresses. Based upon the presence of certain indicators, the customer will either be approved for the card, declined for the card, sent correspondence requesting additional information or routed to an operations specialist who has been trained to look for occurrences of Internet application fraud. After reviewing the account, telephone contact may be initiated to attempt to verify the identity of the applicant. We plan to automate further our authentification process during the next several years.

     At the conclusion of this process, which typically takes one to three weeks, the customer is sent their NextCard Visa.

     CUSTOMER SERVICE AND SUPPORT

     Customer service and support functions are performed by our operations staff, as well as through an arrangement with First Data. During the second half of 1999, we expect to move most customer service and support activities to our San Ramon operations facility.

     Customers can access account information on our website or call a customer service representative 24 hours a day, seven days a week. The quality of our customer service is reviewed through monitoring of telephone contacts with customers. In addition, we use call management software to monitor call abandonment, call length and other call center productivity measurements.

     COLLECTIONS

     Collections activities currently are performed by First Data under our direction and policy-making. Accounts are recognized as delinquent one day after a monthly cycle in which no payment is received for an account that had a balance in the prior billing cycle. Collection activity involves contacting the customer and taking other appropriate actions. We review the effectiveness of the collection efforts and make recommendations for process improvements to First Data. During the second half of 1999, we expect to move a portion of collections activities to our San Ramon operations facility.

     PROCESSING

     First Data performs certain core processing services for us. These services include authorizing customer transactions through the Visa system (including monitoring for purchase-related fraud), performing billing and settlement processes, generating and monitoring monthly billing statements, and issuing credit card plastics and new account agreements.

     KEY OUTSIDE RELATIONSHIPS

     We rely on third parties to provide essential value-added services:

     - Heritage issues the NextCard Visa;

     - First Data provides essential fulfillment and customer service functions, and hosts online customer service capabilities;

     - Response Data Corporation provides online balance transfer support to NextCard customers;

     - Exodus Communications provides us technical support and secure facility for Internet hosting services;

     - Three major credit bureaus (TransUnion, Experian and Equifax) furnish the credit information that we require to process our credit card applications;

     - National Processing Corporation provides collection and lockbox services for customer payments;

     - MyPoints.com furnishes administrative and fulfillment services for our NextCard Rewards incentive program; and

     - Binary Compass Enterprises, Inc. and WebCentric, Inc. provide software technology underlying our GoShopping! program.

     Any interruption, deterioration or termination of these third party services could have a material adverse effect on our business and reputation. In addition, as we do not have fully redundant systems in place for most of our key functions at this time, any interruption of any of our systems could cause a material interruption or deterioration in our operations.

TECHNOLOGY AND SECURITY

     Our business model is based on consumer access to the NextCard website both to acquire new customers as well as to service existing relationships. As a result, our development efforts are focused on creating and enhancing specialized software that enhances our Internet-based customer functionality. In addition, because we offer a financial product, we seek to offer a high level of data security to build customer confidence.

     Our security infrastructure is designed to protect data from unauthorized access, both physically and over the Internet. The major components of our network are located in San Francisco, at our corporate headquarters; San Ramon, California, in our operations center; and Santa Clara, California, in the Exodus Data Center. Additionally, we rely upon the security infrastructure of First Data and Response Data. Each of these key business locations is connected through private leased lines. In all locations, access to the network servers is tightly restricted. Internet security is addressed with leading technologies, vendors and design approaches.

     Our most sensitive data and hardware reside at one of the Exodus Data Centers in Santa Clara, California. Exodus Communications provides Internet co-location services for hundreds of Internet businesses in seven locations nationwide. With redundant connections to the Internet, as well as fault tolerant power and waterless fire suppression, Exodus Communications provides us with the benefits of a high-end data center without the excessive cost of building and maintaining our own data center. Because of our special security needs, our equipment is located in an Exodus Vault.

     Our customer service website was designed and developed in conjunction with First Data. The site resides on a web server located in their main data center in Omaha, Nebraska. Security for the system is provided through a multi-tiered security design, which includes physical and logical components.

FUNDING THE LOAN PORTFOLIO

     In the credit card business, it is necessary to fund the resulting credit card receivables owed by the cardholder. To date, our funding arrangements for the NextCard Visa have involved relationships with Heritage Bank and Credit Suisse First Boston.

     HISTORICAL ARRANGEMENTS

     Heritage Bank issues the NextCard Visa credit cards. From introduction of the product through January 12, 1999, all credit card receivables associated with the NextCard Visa program were funded by Heritage. Under that arrangement, we billed Heritage for the origination and servicing of the accounts and participated in 50% of the resulting net profits and losses.

     As of January 12, 1999, a majority of the funding of NextCard Visa receivables began to be provided by Credit Suisse, in cooperation with Heritage. Under the Account Origination Agreement, Heritage continues to issue the NextCard Visa, and our wholly-owned subsidiary, NextCard Funding Corp., purchases the receivables from Heritage on a daily basis. Credit Suisse provides a $100 million revolving credit facility for this purpose. Our subsidiary has pledged all of its assets to secure the loans under the Credit Suisse credit facility, including an $8.0 million demand note we contributed to our subsidiary. Loans fund 85% of the credit card receivables and bear interest, at our option, at either 2.50% over LIBOR or Credit Suisse's prime rate. Our subsidiary is also required to pay a fee of 0.25% per annum on the undrawn portion of the total available commitment of $100.0 million. We may increase Credit Suisse's financing to 90% of the credit card receivables upon payment of additional compensation to Credit Suisse. Our arrangement with Credit Suisse terminates December 29, 1999.

     Heritage's obligation to establish new credit card accounts terminates on September 30, 1999, and the remaining terms of the agreement (other than certain indemnification and similar obligations) terminate on December 31, 1999. The agreement may be extended if certain conditions are satisfied. However, if we are successful in creating NextBank, our proposed credit card banking subsidiary, we expect to have NextBank issue the NextCard Visa. If we are not successful in creating NextBank on a timely basis, our failure to extend our agreement with Heritage or enter into an alternative arrangement with Heritage or another credit card issuer would have a material adverse effect on us. Heritage's compensation under the Account Origination Agreement is primarily an origination fee for each credit card account. In addition, Heritage is entitled to reimbursement for certain out-of-pocket expenses.

     FUTURE ARRANGEMENTS

     Growth of our business depends on our ability to finance the creation of credit card receivables associated both with new and existing accounts. Our plan is to continue primarily to employ debt financing to fund credit card receivables until we successfully establish NextBank. At that point in time, we anticipate taking deposits in our NextBank subsidiary to fund a portion of our credit card loan receivables.

     We are seeking to establish an additional new credit card loan receivables purchase facility or an increase in the size of our current facility. If put in place, our capacity to purchase credit card loan receivables from Heritage would increase. In addition, such a facility could be used to fund a portion of credit card receivables created through NextBank.

NEXTBANK

     We have taken initial steps to establish a limited purpose national credit card bank that may in the future be a vehicle for issuing NextCard Visas and funding our NextCard Visa loan portfolio. In December 1998, we filed a limited purpose national bank application with the Office of the Comptroller of the Currency, or the OCC, to charter NextBank, a nationally chartered bank limited to generating and financing credit card loans. On May 8, 1999, the OCC granted preliminary approval of our application to charter NextBank. Final approval of the OCC is subject to several conditions NextBank must satisfy. There can be no assurance NextBank will satisfy these conditions and receive final approval from the OCC. We have also filed, on behalf of NextBank, an application for federal deposit insurance with the FDIC. If we are successful in obtaining a charter from the OCC and federal deposit insurance from the FDIC, we intend to begin originating NextCard accounts through NextBank and partially funding credit card loan receivables by accepting deposits of $100,000 or more. We anticipate operating NextBank by interacting with our customers primarily over the Internet. As a limited purpose national credit card bank, NextBank will be subject to the following restrictions on its activities:

     - it may engage only in credit card operations;

     - it may not accept demand deposits or deposits that the depositor may withdraw by check or similar means;

     - it may not accept savings or time deposits of less than $100,000 (except as security for its loans);

     - it may maintain only one office that accepts deposits; and

     - it may not engage in the business of making commercial loans.

COMPETITION

     The market for consumer credit card products in the United States is highly competitive. This competition primarily has been focused in the offline areas of direct mail, telemarketing and traditional bricks-and-mortar branch banking. In contrast, our strategy focuses on the Internet channel, a rapidly evolving and intensely competitive arena. Our ability to compete effectively depends on many factors, both within and beyond our control.

     We believe that the principal factors upon which we will compete for customers include the pricing of our products and services, reliability and customer support, the features of our products and services, and brand recognition. In turn, our ability to be an effective competitor against established and new entrants into the industry will depend on a number of factors, including our ability to identify and retain attractive customers, the quality of our credit decisions, the cost of acquiring customers, our ability to gain technological expertise, the cost of funding our loan portfolio, our ability to create strategic partnerships with third parties and our ability to control fraud and delinquencies.

     We expect significant additional competition in the future as the Internet channel grows and many financial institutions become increasingly aware of the market opportunities available. Many of the current and potential competitors have greater financial resources and name recognition than we have. We currently compete, or anticipate competing, for online consumers, directly and indirectly, with the following categories of companies:

          Traditional Credit Card Companies. Established credit card companies, such as BancOne and Providian Financial, have historically generated accounts through direct mail and telemarketing. Our products and services compete with the offline offerings of these companies, as well as the online offerings that certain of these companies have begun to make available. In particular, certain of these companies are entering into Internet related branding arrangements, as well as significant arrangements, including exclusive arrangements, with Internet portals to market their products.

          Traditional Banks. Banks, such as Citibank, Wells Fargo and Chase Manhattan, have historically issued credit cards to consumers through traditional channels and have begun to provide online credit card services. As the Internet channel grows, we expect banks to offer more credit card products and services over the Internet.

          Internet-Focused Entrants. We anticipate the addition of new forms of financial institutions to compete in the online consumer financial services industry. Several companies, such as TeleBank and Net.B@nk, are establishing themselves as Internet-based providers of consumer financial products and services. We also anticipate that established Internet participants will be attracted into the marketplace, through partnering or co-branding arrangements with existing financial institutions. For example, BancOne, in partnership with Yahoo!, has introduced a Yahoo! branded credit card and promoted that credit card on the Internet.

GOVERNMENT REGULATION

     The relationship between an issuer of credit cards and its applicants and customers is extensively regulated by federal and state consumer protection laws, most particularly Truth-in-Lending, Equal Credit Opportunity, Fair Credit Reporting, Telemarketing and Consumer Fraud and Abuse Prevention, Electronic Funds Transfer and Fair Debt Collection Practices Acts. These statutes, as well as their enabling regulations, among other things, impose disclosure requirements when a consumer loan is advertised, when an application is presented, when an application is processed, when a billing statement is prepared and when a delinquent account is presented for collection. In addition, various statutes limit the liability of a credit card holder for unauthorized use, prohibit discriminatory practices when extending credit, impose limits on the types and amounts of fees and charges that may be imposed and restrict the use of consumer credit reports and other account related information.

     Changes in any of these laws or regulations, or in their interpretation or application, could harm our business. Various proposals which could affect our business have been introduced in Congress in recent years, including, among others, proposals relating to imposing a statutory cap on credit card interest rates, substantially revising the laws governing consumer bankruptcy, limiting the use of social security numbers and other regulatory restructuring proposals. There have also been proposals in state legislatures in recent years to restrict telemarketing activities, impose statutory caps on consumer interest rates, limit the use of social security numbers and expand consumer protection laws. It is difficult to determine whether any of these proposals will become law and, if so, what impact they will have on us.

     We believe that we are in compliance with all relevant statutes and regulations in relation to our business. However there can be no assurance that we will be able to maintain such compliance. The failure to comply with consumer protection statutes and regulations could have a material adverse effect on our business, financial condition and results of operations. In addition, due to the consumer-oriented nature of the credit card industry, there is a risk that we or other industry participants could be named as defendants in class action litigation alleging fraud or violations of federal or state laws and regulations, including fraud. While we currently are not a party to any such litigation, a significant judgement against us or the industry, with respect to any business practice followed by us, could have a material adverse effect on our business, financial condition and results of operations or our stock price.

     To date, all NextCard Visa accounts have been issued by Heritage, a California bank. Therefore, all of our current accounts are subject to the provisions of California law with respect to fees, charges, interest rates and other restrictions imposed on California-based lenders. Our ability to export the interest rates charged by California banks into other states, and thereby preempt the interest rate limits that might otherwise be imposed by those states, has been recognized by the United States Supreme Court, as well as by the Depository Institutions Deregulation and Monetary Control Act. However, with respect to state chartered banks seeking to export interest rates, this act provided that states could "opt out" of the reciprocity provisions. We have determined not to offer the NextCard in any opt-out jurisdiction and other select jurisdictions. We do not currently offer the NextCard in Alabama, Iowa, Wisconsin and Puerto Rico.

     We are not currently a regulated financial institution; however, we have applied to the OCC for a charter for NextBank, a to-be-organized national bank limited to credit card operations. In addition, we have applied for insurance of deposit accounts for NextBank from the FDIC. Following the chartering of NextBank, NextBank will commence the solicitation of deposits, in amounts of $100,000 or more, and it, and to a lesser extent, we, will be subject to regulations under federal and state banking laws and the supervision of the OCC and the FDIC. These laws and supervision could have a material impact on our operations including our credit and authentication policies, pricing and products.

INTELLECTUAL PROPERTY

     We rely primarily on a combination of copyrights, trademarks and trade secrets, as well as certain restrictions on disclosure, to protect our intellectual property. We have filed three patent applications pending in the United States to protect certain proprietary systems applications covering the method and apparatus for credit analysis, application approval or rejection and the presentation of multiple credit card offers. In addition, we have applied to register our trademarks in the United States and our United States trademark for "NextCard" has been issued. We cannot assure you that our patent applications or trademark registrations will be approved or that they will provide us with any competitive advantages. We also enter into confidentiality agreements with our employees and consultants, and seek to control access to and distribution of our other proprietary information.

     Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use certain intellectual property without authorization. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, we can not assure you that we will not infringe upon the intellectual property rights of third parties. The costs of defending our proprietary rights or claims that we infringe third-party proprietary rights may be high.

EMPLOYEES

     As of March 31, 1999, we employed 135 people, of which 20 were in marketing, 43 were in technology, 45 were in operations, 18 were in finance and administration and 9 were in decision analytics. All but two of our employees as of March 31, 1999 were located either in San Francisco or San Ramon, California. None of our employees are represented by a collective bargaining agreement. We consider our relations with our employees to be good, and we will continue to strive to provide a positive working environment for our employees.

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

FACILITIES

     We have a five year lease on our principal executive offices of approximately 14,000 square feet in San Francisco, California. That lease expires in 2003. In addition, we sublease approximately 7,000 square feet of office space in San Ramon, California, where most of our operations and customer service activities are located. That lease expires in 2001. We have entered into a sublease for an additional 10,000 square feet of space in San Ramon, California. That space is contiguous to our current space. The sublease also expires in 2001. Our current facilities will not be sufficient to meet our anticipated growth. As such, we will need to secure additional space to satisfy this growth. There can be no assurance we will be able to secure such additional space.

LEGAL PROCEEDINGS

     From time to time we may be involved in litigation concerning claims arising in the ordinary course of our business. We are not presently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of March 31, 1999 are as follows:

            NAME              AGE                          POSITION
            ----              ---                          --------
Jeremy R. Lent(3)...........  38    Chairman of the Board, Chief Executive Officer and
                                    President
Yinzi Cai...................  32    Senior Vice President, Decision Analytics
Timothy J. Coltrell.........  38    Chief Operating Officer
Olivia V. Dillan............  41    Senior Vice President, Technology
John V. Hashman.............  39    Chief Financial Officer
Molly Lent..................  53    Chief Corporate Development Officer
Robert Linderman............  47    General Counsel and Secretary
Daniel D. Springer..........  35    Chief Marketing Officer
Jeffrey D. Brody(1).........  39    Director
Alan N. Colner(2)...........  44    Director
Tod H. Francis..............  39    Director
Safi U. Qureshey(1)(2)......  48    Director
Bruce G. Rigione(2)(3)......  41    Director

---------------
(1) Member of compensation committee

(2) Member of audit committee

(3) Member of nominating committee

     Jeremy R. Lent co-founded NextCard with his wife, Molly Lent, in June 1996 and has been Chairman of the Board, Chief Executive Officer and President since our inception. From May 1991 to January 1995, Mr. Lent served as Chief Financial Officer of Providian Bancorp, a direct marketing credit card issuer. From 1994 to January 1995, Mr. Lent also served as a Senior Vice President of Providian. While at Providian, Mr. Lent was responsible for the company's planning, treasury, securitization, corporate development and accounting functions. Mr. Lent received a B.A. and an M.A. from Cambridge University and an M.B.A. from the University of Chicago.

     Yinzi Cai has served as our Senior Vice President, Decision Analytics since February 1999. From July 1997 to January 1999, she served as our Vice President, Decision Analytics. From July 1994 to June 1997, Ms. Cai was a Principal in the Finance Industry Group of American Management Systems, focusing on risk management and direct marketing strategies for financial institutions. Ms. Cai served as a Risk Manager for GE Capital from June 1993 to June 1994. Ms. Cai holds a B.S. from Fudan University and an M.S. from Case Western Reserve University.

     Timothy J. Coltrell has served as our Chief Operating Officer since June 1997. From August 1996 to June 1997, he served as our Senior Vice President of Operations. From November 1994 to June 1996, he was the Operations Center Manager, President and Chief Executive Officer of GE Capital Consumer Credit Card Company. From April 1987 to November 1994, he held a variety of positions at Providian Bancorp including Assistant Vice President of Collections, Vice President of Acquisitions, Vice President of Risk Control and Vice President of Joint Ventures. Most recently, from August 1994 to November 1994, he held the position of Vice President of Telemarketing at Worldwide Insurance, a subsidiary of Providian Corporation. Mr. Coltrell received a B.A. and an M.B.A. from the University of California at Irvine.

     Olivia V. Dillan has served as our Senior Vice President, Technology since March 1999. From August 1998 to March 1999, Ms. Dillan served as Vice President, Engineering, NetDynamics Business Unit, Java Software Division, for Sun Microsystems, Inc. From March 1998 to August 1998, prior to the purchase of NetDynamics, Inc. by Sun Microsystems, Ms. Dillan served as Vice President, Engineering at NetDynamics. Prior to this position, from March 1997 to February 1998, Ms. Dillan was Vice President, Product Development at Pretty Good Privacy Inc. From September 1996 to March 1997, she served as Vice President, Engineering for Portal Information Network and from February to August 1996, she served as Vice President, Product Development for Internet Profiles Corporation. From April 1994 to February 1996, Ms. Dillan served as Vice President, New Media Tools and Applications Division at Oracle Corporation. Ms. Dillan holds a B.A. in Computer Science from Hunter College.

     John V. Hashman has served as our Chief Financial Officer since September 1997. Prior to joining us, Mr. Hashman worked at Providian Financial, where he served as Vice President, Direct Telemarketing from June 1995 to September 1997, Vice President, Operations from November 1993 to June 1995 and Treasurer from November 1989 to November 1993. Mr. Hashman holds a B.S. from Southeast Missouri State University and an M.B.A. from the University of San Francisco.

     Molly Lent co-founded NextCard with her husband, Jeremy Lent, and, since April 1998, has served as our Chief Corporate Development Officer. Prior to the founding of NextCard, Ms. Lent was President of Art Forms, an art distribution company. Ms. Lent graduated Phi Beta Kappa, cum laude, with a B.A. degree from State University of New York at Buffalo.

     Robert Linderman has served as our General Counsel and Secretary since October 1997. From January 1993 to January 1996, he served as Associate General Counsel for San Francisco Federal Savings, and from February 1996 to July 1997, he served as General Counsel for SIFE Trust Fund. Mr. Linderman received a B.A. and a J.D. from Boston University.

     Daniel D. Springer has served as our Chief Marketing Officer since March 1998. Prior to joining us, from September 1991 to December 1997, Mr. Springer worked at McKinsey & Co., an international consulting firm, where he consulted for a wide range of enterprises. Mr. Springer holds a B.A. from Occidental College and an M.B.A. from Harvard University.

     Jeffrey D. Brody has served as a Director of NextCard since August 1997. Mr. Brody has been employed by Brentwood Venture Capital since April 1994, and has been a General Partner since October 1995. From December 1988 to April 1994, Mr. Brody was Senior Vice President of Comdisco Ventures, a venture leasing company. Mr. Brody holds a B.S. from the University of California at Berkeley and an M.B.A. from Stanford University Graduate School of Business. Mr. Brody is a member of the board of directors of Concur Technologies, and serves on its compensation committee. Mr. Brody also is a member of the board of directors of several private companies.

     Tod H. Francis has served as a Director of NextCard since May 1998. Mr. Francis has been a General Partner of Trinity Ventures since March 1996. Prior to being named as a General Partner, Mr. Francis worked at Trinity Ventures as a Principal from March 1995 to March 1996 and as an Associate from March 1993 to March 1995. Prior to joining Trinity Ventures, Mr. Francis was a Partner at RAM Group, a marketing management firm, and worked at Johnson & Johnson in brand management. Mr. Francis holds a B.A. and an M.B.A. from Northwestern University. Mr. Francis serves on the board of directors of Computer Literacy, Inc. and the boards of directors of several private companies.

     Alan N. Colner has served as a Director of NextCard since November 1998. Since August 1996, he has served as Managing Director, Private Equity Investments at Moore Capital Management, Inc. Before joining Moore, he was a Managing Director of Corporate Advisors, L.P., the general partner of Corporate Partners, a private equity fund affiliated with Lazard Freres & Co. LLC. Mr. Colner also serves as a director of iVillage Inc., as well as a director of several privately held companies. Mr. Colner received a B.A. from Yale University and an M.B.A. from the Stanford University Graduate School of Business.

     Safi U. Qureshey has served as a Director of NextCard since June 1997. Mr. Qureshey was the founder of AST Research, a personal computer manufacturer, and served as its Chairman and Chief Executive Officer from 1980 to 1997. Mr. Qureshey is an active investor and sits on the boards of several private companies. In addition, Mr. Qureshey is President of the Southern California Chapter of The Indus Entrepreneurs, a networking and mentoring organization for entrepreneurs, and a former member of President Clinton's Export Counsel, a private advisory group focusing on increasing exports of United States goods and services. Mr. Qureshey holds a B.S. from the University of Karachi, and a B.S. from the University of Texas at Arlington.

     Bruce G. Rigione has served as a Director of NextCard since March 1997. Mr. Rigione has been a private consultant since January 1999. From April 1996 to December 1998, Mr. Rigione was a Managing Director and Global Head of Asset Securitization for HSBC Markets, the capital markets subsidiary of HongKong Shanghai Banking Corporation. From November 1987 to April 1996, Mr. Rigione was a Managing Director and Head of Securitization for Chase Securities, Inc., a subsidiary of Chase Manhattan Bank. Mr. Rigione holds a B.A. from Fairfield University and an M.B.A. from Columbia University.

BOARD COMMITTEES

     The board of directors has a compensation committee, an audit committee and a nominating committee.

     Compensation Committee. The compensation committee reviews and approves the salary, stock option and stock purchase grants, benefits and other compensation of our Chief Executive Officer and reviews and approves policies regarding the compensation of other senior officers. Approval of stock option grants to other officers and directors is performed by our full board of directors. The current members of the compensation committee are Messrs. Brody and Qureshey.

     Audit Committee. The audit committee, among other things, makes recommendations to the board of directors concerning the engagement of independent public accountants, monitors and reviews the quality and activities of our internal audit and quality assurance functions and monitors the results of our operating and internal controls as reported by management and the independent public accountants. The current members of the audit committee are Messrs. Colner, Qureshey and Rigione.

     Nominating Committee. The nominating committee screens and nominates candidates for election to our board. The current members of the nominating committee are Messrs. Lent and Rigione.

DIRECTOR COMPENSATION

     Although we reimburse members of the board of directors for their out-of-pocket expenses associated with their participation, directors receive no other specific compensation for their service as directors or for their service on any committee of the board of directors. We may, in the future, adopt a compensation plan for non-employee members of our board of directors.

     On May 15, 1997, we entered into a consulting agreement with Safi U. Qureshey. At that time, Mr. Qureshey was not one of our directors. Mr. Qureshey's consulting agreement provided that, in exchange for consulting services including, but not limited to, assisting in our early stage financing efforts, Mr. Qureshey was to receive (a) a fee warrant exercisable for five years to acquire 70,677 shares of our common stock at $0.56 per share, and (b) a consulting warrant exercisable for five years to acquire 95,963 shares of our common stock at $0.56 per share and vesting semi-annually in eight equal increments, subject to our continuing to renew Mr. Qureshey's consultancy. Mr. Qureshey joined our board of directors on June 30, 1997. On April 29, 1998, Mr. Qureshey surrendered the consulting warrant in exchange for a non-statutory stock option exercisable for 10 years for 95,963 shares of our common stock at $0.06 per share, which the board of directors determined to be the then fair market value of such common stock. The fee warrant continues to be outstanding. In March 1999, Mr. Qureshey assigned 2,250 shares of such warrant to each of six persons, for an aggregate assignment of 13,500 shares.

     On April 29, 1998, Bruce G. Rigione, one of our directors, was granted a non-statutory stock option exercisable for 10 years for 67,500 shares of our common stock at $0.06 per share, which the board of directors determined to be the then fair market value of such common stock. Effective as of January 20, 1999, Mr. Rigione entered into a Consulting Agreement with us under which he will be paid $15,000 per month. Under the agreement, Mr. Rigione provides his services on a full time and exclusive basis on projects associated with securitization, international opportunities and other areas related to our business. The agreement is terminable by either party upon 30 days' notice.

     On March 11, 1999, our board of directors approved the grant of non-statutory stock options exercisable for ten years for 45,000 shares of our common stock at $6.67 per share to each of Alan Colner, Tod Francis and Jeffrey Brody. Each option vests over four years, commencing as of the date of each such director's first board meeting with us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     Our Amended and Restated Bylaws further provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We currently maintain liability insurance for our officers and directors.

     We have entered into indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such person's services as a director or officer. In addition, our board of directors has approved a proposal to purchase up to $25 million in directors' and officers' liability insurance coverage.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being sought. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended December 31, 1998, all compensation of the Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 in 1998 and were serving as executive officers at the end of 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                 --------------
                                                          ANNUAL COMPENSATION      SECURITIES
                                                          --------------------     UNDERLYING
              NAME AND PRINCIPAL POSITION                 SALARY($)   BONUS($)     OPTIONS(#)
              ---------------------------                 ---------   --------     ----------
Jeremy R. Lent..........................................  $209,375    $175,000     1,350,000
  Chairman, Chief Executive Officer and President
Yinzi Cai...............................................   105,125      50,000       171,000
  Senior Vice President, Decision Analytics
Timothy J. Coltrell.....................................   129,167      50,000            --
  Chief Operating Officer
John V. Hashman.........................................   115,000      50,000       225,000
  Chief Financial Officer
Daniel D. Springer......................................   113,650      50,000       562,500
  Chief Marketing Officer

OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth each grant of stock options to our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1998.

                                                                                            POTENTIAL
                                                                                         REALIZABLE VALUE
                                                INDIVIDUAL GRANTS                           AT ASSUMED
                            ---------------------------------------------------------    ANNUAL RATES OF
                            NUMBER OF      PERCENT OF                                      STOCK PRICE
                            SECURITIES   TOTAL OPTIONS                                   APPRECIATION FOR
                            UNDERLYING     GRANTED TO                                     OPTION TERM(4)
                             OPTIONS      EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   ------------------
           NAME             GRANTED(1)   FISCAL YEAR(2)    PER SHARE(3)       DATE        5%         10%
           ----             ----------   --------------   --------------   ----------     --         ---
Jeremy R. Lent............    225,000          4.15%          $0.06          3/24/03    $ 3,799    $ 8,395
                            1,125,000         20.76            0.14          9/29/03     44,067     97,376
Yinzi Cai.................     58,500          1.08            0.13          7/28/08      4,742     12,017
                              112,500          2.08            0.56         11/19/08     39,306     99,609
Timothy J. Coltrell.......         --            --              --               --         --         --
John V. Hashman...........    225,000          4.15            0.06          3/24/08      7,861     19,922
Daniel D. Springer........    382,500          7.06            0.06          3/24/08     13,364     33,867
                              180,000          3.32            0.13          9/29/08     14,590     36,975

---------------

(1) Each such option vests as follows: 1/4 of the shares of common stock underlying such option vests at the first anniversary of the option vesting date, which is typically the first day of employment, and 1/36 of the remainder of such shares vests each month thereafter, such that the optionee is fully vested on the fourth anniversary of the vesting commencement date. Certain of the options granted to Jeremy R. Lent are subject to certain performance based vesting conditions. Such options also are subject to accelerated vesting under certain circumstances. See
    "Management -- Executive Compensation -- Lent Employment Agreement."

(2) Based on a total of 5,419,013 option shares granted to our employees, directors and consultants under our 1997 Stock Plan during fiscal 1998.

(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. The exercise price may be paid in cash, in shares of our common stock valued at the full market value of such stock on the exercise date.

(4) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

FISCAL YEAR END-OPTION VALUES

     The following table sets forth, for our Chief Executive Officer and each of our four other most highly compensated executive officers, the number and value of securities underlying options that were held by such executive officers as of December 31, 1998. No options were exercised by such executive officers in 1998.

                                               NUMBER OF                    VALUE OF
                                         SECURITIES UNDERLYING            UNEXERCISED
                                          UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                            AT DECEMBER 31,             AT DECEMBER 31,
                                               1998(#)(1)                  1998($)(2)
                                         ----------------------    --------------------------
NAME                                      VESTED      UNVESTED       VESTED        UNVESTED
----                                      ------      --------       ------        --------
Jeremy R. Lent.........................       --     1,350,000     $        --    $11,826,750
Yinzi Cai..............................   66,938       293,063         592,025      2,529,535
Timothy J. Coltrell....................  383,909       493,592       3,395,457      4,365,543
John V. Hashman........................  112,500       450,000         993,750      3,975,000
Daniel D. Springer.....................       --       562,500              --      4,955,550

---------------

(1) The heading "Vested" refers to shares that are exercisable as of December 31, 1998; the heading "Unvested" refers to shares that are unexercisable as of December 31, 1998.

(2) Based on a fair market value of our common stock at the end of 1998 of $8.89 per share.

LENT EMPLOYMENT AGREEMENT

     In January 1999, we entered into an employment agreement with Jeremy R. Lent to employ him as our Chairman of the Board, Chief Executive Officer, and President. The employment agreement provides that Mr. Lent is entitled to receive a base salary of $250,000 per year and will be eligible to receive an annual performance bonus determined at the discretion of the board of directors. Beginning with calendar year 1999, it is anticipated that the annual bonus will be a minimum of 100% of Mr. Lent's base salary if we and Mr. Lent achieve performance goals to be established by our board of directors. The goals for 1999 have not yet been established. Mr. Lent may terminate the agreement at any time upon 30 days' prior written notice. If such termination is for "good reason," Mr. Lent will receive:

     - a lump sum severance payment equal to 24 times his highest monthly base salary during the 12-month period immediately preceding the date of termination;

     - full acceleration of the vesting provisions governing any stock options and restricted stock held by him;

     - health plan, life insurance and disability insurance coverage for a period of 24 months after the date of termination; and

     - any bonus that would otherwise have been paid to him, prorated through the date of termination.

"Good reason" is defined to include an adverse change in Mr. Lent's position, duties and responsibilities or status, certain reductions in Mr. Lent's base salary, certain geographic office relocations, our failure to provide Mr. Lent reasonable support, our failure to continue certain material benefits and any other material breach of his employment agreement by us.

     We may terminate Mr. Lent's employment for any reason without "cause" upon 30 days' prior written notice. If we terminate Mr. Lent's employment without "cause," Mr. Lent will receive:

     - a lump sum severance payment equal to 24 times the higher of his monthly base salary in effect on the date of notice of termination and his monthly base salary rate in effect six months prior to such date;

     - reasonable outplacement services;

     - health plan, life insurance and disability insurance coverage for a period of 24 months after the date of termination;

     - full acceleration of the vesting provisions governing any stock options and restricted stock held by him; and

     - any bonus that would otherwise have been paid to him, prorated through the date of termination.

The agreement also may be terminated upon the death or disability of Mr. Lent or for "cause." If the termination is due to death or disability, then half of the remaining balance of any unvested options held by Mr. Lent and all of the remaining balance of any restricted stock held by him immediately will become fully vested, and we will continue to pay Mr. Lent (or his estate) an amount equal to his salary for 12 months following his termination.

EMPLOYEE BENEFIT PLANS

     1997 STOCK PLAN

     In April 1997, the board of directors adopted, and in June 1997 the stockholders approved, our 1997 Stock Plan. The plan provides for the grant of:

     - incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors);

     - nonstatutory stock options to employees, directors and consultants; and

     - the right to purchase restricted common stock to employees, directors and consultants.

The plan is administered and interpreted by the board of directors or a committee designated by the board. It will terminate in April 2007.

     As of March 31, 1999, the plan authorized the issuance of up to 12,375,000 shares of common stock. As of March 31, 1999, options to purchase 8,354,137 shares were outstanding, no shares of restricted stock were outstanding, and 3,983,365 shares remained available for future grants. As of March 31, 1999, options to purchase an aggregate of 37,499 shares of common stock had been exercised.

     The plan administrator has discretion, within the limits of the plan, to select optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option. The exercise price of incentive stock options granted under the plan must at least be equal to the fair market value per share of the common stock on the date of grant and the exercise price of nonstatutory stock options granted under the plan must be greater than or equal to 85% of the fair market value per share of the common stock on the date of the grant. With respect to any participant who is a 10% stockholder, the per share exercise price of any stock option granted under the plan must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

     Upon the occurrence of certain transactions deemed under the plan to constitute a change in control, the plan provides that all options and shares of restricted stock issued under the plan that are not assumed or substituted with equivalent options or shares of restricted stock by the successor corporation immediately shall become vested.

     The plan administrator has the discretion, subject to applicable law, to determine the terms related to any restricted stock offer, including the number of shares that a recipient may be entitled to purchase and the purchase price. The administrator also has the discretion to determine whether and to what extent the restricted stock will be subject to our right to repurchase the stock upon the purchaser's termination of employment or engagement for any reason.

EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors approved the creation of our Employee Stock Purchase Plan on April 20, 1999.

     The employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, will contain successive six-month offering periods. The offering periods generally will start on the first day of trading on or after January 1 and July 1 of each year, except for the first such offering period which will commence on the effectiveness of this offering and end on June 30, 1999.

     Employees will be eligible to participate if they meet certain guidelines. Participants may purchase common stock through payroll deductions of up to 10% of their salary.

     Amounts deducted and accumulated by each participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan will be 85% of the lower of the fair market value per share of the common stock on the first day of the offering period or on the last day of the offering period. For the first offering period, the fair market value of the common stock on the first day of the offering period will be the initial public offering price.

                              CERTAIN TRANSACTIONS

     On July 15, 1996, we sold 4,500,000 shares of common stock to Jeremy and Molly Lent for an aggregate purchase price of $5,000 ($0.001 per share). On April 2, 1997, Mr. and Ms. Lent executed a capital contribution agreement pursuant to which 450,000 of such shares were transferred back to us. Seventy-five percent of the shares held by the Lents are subject to a repurchase option in our favor which lapses biannually over a four-year period. Vesting of such shares may be accelerated under certain circumstances. See
"Management -- Executive Compensation -- Lent Employment Agreement." As of March 31, 1999, 815,625 shares remained subject to such repurchase option.

     On September 18, 1996, we sold 472,500 shares of common stock to Timothy Coltrell for an aggregate purchase price of $2,100 ($0.004 per share). The shares are subject to a repurchase option in our favor which lapses according to the following schedule: 1/10 of such shares vested on September 18, 1996 and the remaining shares vest biannually over a four-year period. As of March 31, 1999, 159,469 shares remained subject to such repurchase option.

     In March 1997, Jeremy Lent and Timothy Coltrell each executed a promissory note in the principal amount of $12,500 in connection with the purchase by each of 28,125 shares of Series A Preferred Stock. Each promissory note is secured by such shares of Series A Preferred Stock and matures in March 2000. The aggregate balance due as of March 31, 1999 was $26,280.

     Certain of our directors were granted options and warrants to purchase shares of our common stock in connection with the provision of services to us. See "Management -- Director Compensation."

     Effective as of January 1, 1999, Jeremy Lent, our Chairman, Chief Executive Officer and President, entered into an Employment Agreement with us. See "Management -- Executive Compensation -- Lent Employment Agreement."

     Effective as of January 20, 1999, Bruce Rigione, one of our directors, entered into a Consulting Agreement with us under which he will be paid $15,000 per month. The agreement is terminable by either party upon 30 days' notice.

     As of April 30, 1999, each of our executive officers and directors had entered into indemnification agreements. Such agreements may require us, among other things, to indemnify our officers and directors (other than for liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Indemnification of Directors and Executive Officers and Limitations of Liability."

     The following table summarizes the shares of preferred stock purchased by our directors and 5% stockholders, and persons and entities associated with them, in private placement transactions. Each share of Series A, Series B-1, Series C-1 and Series D-1 Preferred Stock automatically converts into one share of voting common stock, and each share of Series B-2, Series C-2 and Series D-2 Preferred Stock automatically converts into one share of non-voting common stock, upon the closing of this offering. We sold our preferred stock for the following per share prices on the following dates: Series A Preferred
Stock -- $0.44 per share, December 1996 - March 1997; Series B-1 and B-2 Preferred Stock -- $0.56 per share, August -- September 1997; Series C-1 and C-2 Preferred

Stock -- $1.29 per share, May -- June 1998; and Series D-1 and D-2 Preferred Stock -- $2.67 per share, November 1998.

                                                       SERIES B-1 AND    SERIES C-1 AND    SERIES D-1 AND
                                       SERIES A          SERIES B-2        SERIES C-2        SERIES D-2
                                   PREFERRED STOCK     PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
                                   ---------------     ---------------   ---------------   ---------------
ENTITIES ASSOCIATED WITH
  DIRECTORS(1)
Entities associated with
  Brentwood Venture Capital
  (Jeffrey D. Brody)............            --            4,680,000         1,212,287         1,867,824
Entities associated with Moore
  Capital Management (Alan N.
  Colner).......................            --                   --                --         3,749,999
Entities associates with Trinity
  Ventures (Tod H. Francis).....            --                   --         2,327,589           427,500
Safi U. Qureshey(2).............       225,000              306,000           209,484           205,277
Bruce G. Rigione................       112,500              225,000           163,112           193,608
OTHER 5% STOCKHOLDERS(1)
Forrest, Binkley & Brown........            --                   --         2,288,790           506,250
Kleiner Perkins Caufield & Byers
  VIII, L.P.....................            --                   --                --         3,000,002
Entities associated with St.
  Paul Venture Capital..........            --                   --         2,288,790           431,073
Entities associated with Sequoia
  Capital.......................            --                   --                --         1,875,002

------------
(1) See "Principal Stockholders" for a summary of the affiliations of each of the persons and entities described above.

(2) Includes 34,758 shares held by Wasi Qureshey, a brother of Mr. Qureshey, and 34,758 shares held by Lubna Bokhari, a sister of Mr. Qureshey.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 1999 as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock (including nonvoting common stock) and the sale of common stock offered hereby. The information is provided with respect to:

     - each person who is known to us to own beneficially more than 5% of the outstanding shares of common stock (including nonvoting common stock);

     - each of our directors;

     - our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1998; and

     - all of our directors and executive officers as a group (13 persons).

Except as otherwise indicated by footnote, and subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned. An asterisk indicates beneficial ownership of less than 1% of the common stock (including nonvoting common stock) outstanding. The percentages shown assume that the underwriters' option to purchase up to an additional 900,000 shares of common stock is not exercised.

                                                               PERCENTAGE OF SHARES BENEFICIALLY
                                                                           OWNED(1)
             NAME AND ADDRESS OF                NUMBER OF     -----------------------------------
               BENEFICIAL OWNER                   SHARES      PRIOR TO OFFERING    AFTER OFFERING
             -------------------                ---------     -----------------    --------------
Entities associated with Brentwood Venture
  Capital(2)..................................   7,760,111          20.6%               17.7%
  3000 Sand Hill Road,
  Building 1, Suite 260,
  Menlo Park, CA 94025
Entities associated with Moore Capital
  Management, Inc.(3).........................   3,749,999          10.0                 8.5
  1251 Avenue of the Americas,
  New York, NY 10020
Entities associated with Kleiner Perkins
  Caufield & Byers(4).........................   3,000,002           8.0                 6.8
  2750 Sand Hill Road
  Menlo Park, CA 94025
Entity associated with Forrest Binkley &
  Brown(5)....................................   2,795,040           7.4                 6.4
  800 Newport Center Drive
  Suite 725
  Newport Beach, CA 92660
Entities associated with Trinity
  Ventures(6).................................   2,755,089           7.3                 6.3
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Entities associated with St. Paul Venture
  Capital(7)..................................   2,719,863           7.2                 6.2
  8500 Normandale Lake Blvd.
  Suite 1940
  St. Paul, MN 55437
Entities associated with Sequoia Capital(8)...   1,875,002           5.0                 4.2
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
Jeffrey D. Brody(2)...........................   7,782,611          20.7                17.8

                                                               PERCENTAGE OF SHARES BENEFICIALLY
                                                                           OWNED(1)
             NAME AND ADDRESS OF                NUMBER OF     -----------------------------------
               BENEFICIAL OWNER                   SHARES      PRIOR TO OFFERING    AFTER OFFERING
             -------------------                ---------     -----------------    --------------
Alan N. Colner(3).............................   3,761,249          10.0                 8.6
Tod H. Francis(6).............................   2,771,964           7.4                 6.3
Safi U. Qureshey(9)...........................     981,401           2.6                 2.2
Bruce G. Rigione(10)..........................     719,532           1.9                 1.6
Jeremy R. Lent and Molly Lent(11).............   4,103,262          10.9                 9.3
Yinzi Cai(12).................................      86,625             *                   *
Timothy J. Coltrell(13).......................     919,967           2.4                 2.1
John V. Hashman(14)...........................     213,287             *                   *
Daniel D. Springer(15)........................     111,564             *                   *
All directors and executive Officers as a
  Group (13 persons)..........................  21,590,118          57.3%               49.4%

------------
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after March 31, 1999 are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address of each of the directors and executive officers named in the table is c/o NextCard, Inc., 595 Market Street, Suite 1800, San Francisco, California 94105.

 (2) Represents 228,492 shares held by Brentwood Affiliates Fund, L.P., 5,663,795 shares held by Brentwood Associates VII, L.P., 1,793,115 shares held by Brentwood Associates VIII, L.P. and 74,709 shares held by Brentwood Affiliates Fund II, L.P., of which 228,492 shares, 2,843,798 shares, 1,793,115 and 74,709 shares, respectively, are shares of nonvoting stock that may be converted into an equal number of shares of voting stock provided that the holder of such shares will not own more than 9.999% of the voting power of any class of our equity securities. See "Description of Capital Stock -- Common Stock." Jeffrey Brody is a general partner of Brentwood Venture Capital, which is the general partner of each of the entities. He is also a director of NextCard. Mr. Brody disclaims beneficial ownership of the shares held by the entities except to the extent of his interest therein. Amount shown for Mr. Brody includes 22,500 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

 (3) Includes 2,002,649 shares of Series D-1 Preferred Stock and 1,072,350 shares of Series D-2 Preferred Stock held by Moore Global Investments, Ltd. ("MGI"), and 675,000 shares of Series D-1 Preferred Stock held by Remington Investment Strategies, Ltd. ("RIS"). Moore Capital Management, Inc., a Connecticut corporation, is vested with investment discretion with respect to portfolio assets held for the account of MGI. Moore Capital Advisors, L.L.C., a New York limited liability company, is the sole general partner of RIS. Mr. Louis M. Bacon is the majority shareholder of Moore Capital Management, Inc., and is the majority equity holder of Moore Capital Advisors, L.L.C. As a result, Mr. Bacon, though he disclaims beneficial ownership of such shares, may be deemed to be the beneficial owner of the aggregate shares held by MGI and RIS. Alan Colner is a Managing Director, Private Equity Investments, at Moore Capital Management, Inc., which is the trading advisor of MGI. He is also a director of NextCard. Mr. Colner does not have voting or investment power with respect to the shares of securities owned by MGI or RIS, and disclaims beneficial ownership of such shares. The address of Moore Capital Management, Inc. is 1251 Avenue of the Americas, New York, NY 10020. Amount shown for Mr. Colner includes 11,250 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

 (4) Represents 2,764,800 shares held by Kleiner Perkins Caufield & Byers, VIII, L.P., 160,200 shares held by KPCB VIII Founders Fund, L.P. and 75,002 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P.

 (5) Such shares are held of record by Mesquite Transaction Partners, L.P.

 (6) Includes 149,886 shares held by Trinity V Side-By-Side Fund, L.P. and 2,605,203 shares held by Trinity Ventures V, L.P. Tod Francis is a general partner of Trinity Ventures, which is the general partner of Trinity V Side-By-Side Fund, L.P. and Trinity Ventures V, L.P. He also is a director of NextCard. Mr. Francis disclaims beneficial ownership of the shares held by the entities except to the extent of his interest therein. Amount shown for Mr. Francis includes 16,875 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

 (7) Represents 74,795 shares held by St. Paul Venture Capital Affiliates Fund I, LLC and 2,645,069 shares held by St. Paul Venture Capital IV, LLC.

 (8) Represents 4,122 shares held by Sequoia 1997 Fund, 21,564 shares held by Sequoia International Technology Partners VIII, 1,699,317 shares held by Sequoia Capital VIII L.P., 112,500 shares held by Sequoia International Technology Partners VIII (Q) and 37,499 shares held by CMS Partners LLC.

 (9) Includes 57,177 shares issuable upon exercise of a warrant and 47,979 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999. Also includes 682,448 shares held by the Safi Qureshey Family Trust, of which Safi U. Qureshey is the grantor, and 193,797 shares held by Skyline Nevada LLC, of which Mr. Qureshey is a trustee.

(10) Includes 25,313 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

(11) Includes 65,628 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

(12) Represents 86,625 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

(13) Includes 419,342 shares issuable upon exercise of options that vest within 60 days of March 31, 1999.

(14) Represents 213,287 shares issuable upon exercise of options that vest within 60 days of March 31, 1999.

(15) Represents 111,564 shares issuable upon exercise of an option that vests within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 77,432,715 shares of common stock, $0.001 par value, 10,000,000 shares of nonvoting common stock, $0.001 par value and 12,567,285 shares of preferred stock, $0.001 par value. As of March 31, 1999, 5,041,287 shares of common stock were issued and outstanding, no shares of nonvoting common stock were issued and outstanding and 7,250,163 shares of preferred stock, convertible into 32,625,734 shares of common stock or nonvoting common stock upon the completion of the offering, were issued and outstanding. As of March 31, 1999, we had 64 stockholders.

     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation to be effective after the closing of this offering, our bylaws and the provisions of applicable Delaware law.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.

     Subject to the preferences to which holders of any shares of preferred stock issued after the offering may be entitled, holders of the common stock are entitled to receive ratably such dividends and other distributions, if any, that the board of directors may, from time to time, declare out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in any of our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

     Holders of common stock have no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that we may designate in the future.

NONVOTING COMMON STOCK

     Holders of nonvoting common stock will have the same rights, preferences and privileges as the holders of voting common stock except that the holders of nonvoting common stock will have no voting rights except with respect to approval of amendments to our Certificate of Incorporation that could adversely affect their rights. Shares of nonvoting common stock may be converted into shares of common stock by the holder only when the holder's total shares will not exceed 9.999% of any class of our equity securities outstanding after giving effect to the conversion or in connection with a widely disbursed distribution or private placement of shares in certain circumstances.

PREFERRED STOCK

     The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time, to fix or alter the rights, preferences and privileges, including voting rights, conversion rights, dividend rights, redemption privileges and liquidation preferences of any wholly unissued series of preferred stock. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     Upon completion of the offering, we will have outstanding warrants to acquire 1,308,749 shares of common stock, at a weighted average exercise price of $0.88 per share. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on their fair market value of the common stock at the time of exercise of the warrant, after deducting the exercise price of the warrant. These warrants expire on dates ranging from two years from the closing of this offering to May 2003. In addition, in connection with the April 1999 increase in our line of credit with a finance company from $5,000,000 to $10,000,000, we will issue additional common stock warrants on May 31, 1999 with an aggregate exercise price of $600,000. The exercise price per share of the warrants will be 70% of the initial public offering price of our shares.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     CERTIFICATE OF INCORPORATION AND BYLAWS

     We have adopted provisions in an Amended and Restated Certificate of Incorporation and in our Amended and Restated Bylaws that do the following:

     - eliminate the right of stockholders to call a special meeting of stockholders or bring matters before a special meeting of stockholders;

     - require stockholders to give NextCard advance notice of intent to nominate directors or bring matters before an annual meeting of stockholders;

     - eliminate the ability of stockholders to take action by written consent;

     - stagger the board into three classes so that only one-third of the board members are elected each year, and effectively provide that directors may not be removed from office other than for cause;

     - provide that vacancies on the board resulting from increases in the size of the board or from death, resignation, retirement or removal may only be filled by the board; and

     - permit the board of directors to create one or more series of preferred stock and to issue the shares thereof.

     These provisions could adversely affect the rights of the holders of common stock by delaying, deferring or preventing a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; and

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

     - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     After this offering, the holders of 74.71% of the aggregate outstanding shares of common stock and nonvoting common stock will be entitled to certain demand registration rights with respect to the registration of such shares under the Securities Act. Under the terms of our Third Amended and Restated Investors' Rights Agreement, we are not required to effect more than three such registrations pursuant to such demand rights; further, the demand registration rights expire on the six-month anniversary of the closing of the offering. In the event that we propose to register any of our securities under the Securities Act, the holders of shares entitled to "piggyback" registration rights are entitled to receive notice of such registration and, subject to certain limitations, include their shares therein.

     At any time after we become eligible to file a registration statement on Form S-3, stockholders who are parties to the Rights Agreement may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock, provided that we are not required to effect more than one such registration statement in any 12-month period.

     Each of the foregoing registration rights is subject to certain conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of share of common stock held by stockholders with registration rights to be included in such registration statement. We are generally required to bear all expenses associated with such registration statements, except underwriting discounts and commissions, as well as to indemnify the holders of such registration rights, subject to certain limitations.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is BankBoston, N.A. EquiServe L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering (assuming no exercise of the underwriters' overallotment option), we will have an aggregate of 43,667,021 shares of common stock and nonvoting common stock outstanding, assuming no exercise of options or warrants. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 37,667,021 shares of common stock and nonvoting common stock are deemed restricted shares under Rule 144. Sale in the public market of these restricted shares is limited by restrictions under the Securities Act and lock-up agreements or similar arrangements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. On the date of this prospectus, no shares other than the 6,000,000 shares offered hereby will be eligible for sale in the public market. Beginning 180 days after the date of this prospectus, or earlier with the consent of Donaldson, Lufkin & Jenrette Securities Corporation, 37,667,021 restricted shares will become available for sale in the public market, subject to certain limitations of Rule 144 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock (approximately 436,670 shares after giving effect to this offering) and the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

     Prior to this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of March 31, 1999, options to purchase a total of 1,332,464 shares of common stock pursuant to the 1997 Stock Plan were exercisable. All of the shares subject to options are subject to lock-up agreements or similar arrangements. See "Lock-up Agreements." An additional 3,983,365 shares of common stock were reserved as of March 31, 1999 for future option grants or direct issuances under the 1997 Stock Plan. See "Management -- 1997 Stock Plan and Note 8 of notes to Consolidated Financial Statements.

     We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 1997 Stock Plan and our 1999 Employee Stock Purchase Plan. We expect to file such a registration statement shortly after the closing of this offering. Such registration statement is expected to become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to the lock-up agreements.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement, the underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Thomas Weisel Partners LLC, U.S. Bancorp Piper Jaffray Inc. and DLJdirect Inc. are acting as representatives, have severally agreed to purchase, and NextCard has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their respective names below:

                                                                 NUMBER
                                                                   OF
UNDERWRITERS:                                                    SHARES
-------------                                                    ------
Donaldson, Lufkin & Jenrette Securities Corporation.........    2,537,200
Thomas Weisel Partners LLC..................................    1,364,160
U.S. Bancorp Piper Jaffray Inc..............................      752,640
DLJdirect Inc...............................................       50,000
BancBoston Robertson Stephens Inc...........................       72,000
Bear, Stearns & Co. Inc.....................................       72,000
BT Alex. Brown Incorporated.................................       72,000
Credit Suisse First Boston Corporation......................       72,000
Goldman, Sachs & Co.........................................       72,000
Hambrecht & Quist LLC.......................................       72,000
ING Baring Furman Selz LLC..................................       72,000
Lehman Brothers Inc.........................................       72,000
NationsBanc Montgomery Securities LLC.......................       72,000
Prudential Securities Incorporated..........................       72,000
Salomon Smith Barney Inc....................................       72,000
SG Cowen Securities Corporation.............................       72,000
Crowell, Weedon & Co........................................       36,000
First Albany Corporation....................................       36,000
McDonald Investments Inc., A KeyCorp Company................       36,000
Pennsylvania Merchant Group Ltd.............................       36,000
Raymond James & Associates Inc..............................       36,000
Ryan, Beck & Co.............................................       36,000
Sands Brothers & Co., Ltd...................................       36,000
Stephens Inc................................................       36,000
Sutro & Co. Incorporated....................................       36,000
Tucker Anthony Cleary Gull..................................       36,000
Wachovia Securities Inc.....................................       36,000
William Blair & Company.....................................       36,000
                                                                ---------
          Total.............................................    6,000,000
                                                                =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from NextCard and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.84 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. An electronic prospectus is available on the website maintained by DLJdirect Inc.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public for this offering would be $138.0 million, the total underwriters' discounts and commissions would be $9.7 million and the net total proceeds to NextCard would be $127.1 million.

     The underwriters have informed us that each principal underwriter in this offering may, subject to the approval of Donaldson, Lufkin & Jenrette Securities Corporation, sell to discretionary accounts over which such principal underwriter executes discretionary authority. The underwriters have further informed us that they estimate that such will not exceed five percent of the total number of shares of common stock offered by them.

     NextCard has applied to list the common stock on the Nasdaq National Market under the symbol "NXCD."

     At the request of NextCard, the underwriters will reserve up to 600,000 shares of common stock to be issued by NextCard and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of NextCard. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     NextCard, our directors, executive officers, and certain other stockholders and optionholders have each agreed that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly, or indirectly, any shares of common stock; or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters;

     - the issuance by NextCard of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     - transactions by any person other than NextCard relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

     - the granting of stock options pursuant to existing NextCard employee benefit plans, provided that such options do not become exercisable and such options do not vest during such 180-day period; and

     - certain gifts, distributions or transfers to trusts, provided that transferees in transactions described in this clause enter into lock-up agreements similar to those described in the previous paragraph.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may agree to sell or allot more shares than the 6,000,000 shares of common stock NextCard has agreed to sell them. This over-allotment would create a short position in the common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above interdependent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     NextCard and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Thomas Weisel Partners LLC was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 32 filed public offerings of equity securities, of which 8 have been completed, and has acted as a syndicate member in an additional 10 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     Mark Lieberman, a Thomas Weisel Partners LLC partner, holds 5,625 shares of our Series D-1 Preferred Stock, which will be converted into common stock upon completion of this offering. Mr. Lieberman's shares are restricted from sale, transfer, assignment or hypothecation for one year following the effective date of this offering.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the shares of our common stock or any other of our securities. The initial public offering price for the shares of common stock was determined by negotiations between the representatives and us. Among the factors considered in determining the initial public offering price were our future prospects and our industry in general, sales, earnings and certain other financial and operating information of about us in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered by NextCard will be passed upon for NextCard by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. Howard, Rice holds a warrant to purchase 4,500 shares of NextCard's common stock at an exercise price of $0.44 per share. Certain federal bank regulatory legal matters in connection with this offering will be passed upon for NextCard by Sidley & Austin, Washington, D.C., which has acted as our special federal bank regulatory counsel in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements of NextCard, Inc. and subsidiary as of December 31, 1997 and 1998, for the period from June 5, 1996 (inception) to December 31, 1997 and for the year ended December 31, 1998 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference.

     Copies of the registration statement may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed fees. The Securities and Exchange Commission maintains a website that contains registration statements, reports, proxy and information statements and other information regarding registrants (including us) that file electronically. The address of such website is http://www.sec.gov.

     We intend to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing unaudited interim financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
  Consolidated Balance Sheets at December 31, 1997 and 1998
     and at March 31, 1999 (unaudited)......................  F-3
  Consolidated Statements of Operations for the period from
     June 5, 1996 (inception) to December 31, 1997, the year
     ended December 31, 1998 and the three months ended
     March 31, 1998 and 1999 (unaudited)....................  F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the period from June 5, 1996 (inception) to
     December 31, 1997, the year ended December 31, 1998 and
     the three months ended March 31, 1998 and 1999
     (unaudited)............................................  F-5
  Consolidated Statements of Cash Flows for the period from
     June 5, 1996 (inception) to December 31, 1997, the year
     ended December 31, 1998 and the three months ended
     March 31, 1998 and 1999 (unaudited)....................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
NextCard, Inc. and subsidiary

     We have audited the accompanying consolidated balance sheets of NextCard, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from June 5, 1996 (inception) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of NextCard, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NextCard, Inc. and subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from June 5, 1996 (inception) to December 31, 1997, and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP

San Francisco, California
February 5, 1999, except as to Note 4,
and Note 11
as to which the date is
May 13, 1999

                         NEXTCARD, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            PRO FORMA
                                                                                                          SHAREHOLDERS'
                                                                     DECEMBER 31,                           EQUITY AT
                                                              --------------------------    MARCH 31,       MARCH 31,
                                                                 1997           1998           1999           1999
                                                                 ----           ----        ---------     -------------
                                                                                                   (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 2,840,267   $ 40,134,274   $ 25,455,951
Credit card loans receivable less allowance for loan losses
  of $994,608 at March 31, 1999.............................           --             --     67,357,516
Receivable from third-party processor.......................      500,000             --             --
Servicing and profit-sharing receivable.....................           --        965,825             --
Prepaid loan fees...........................................           --      2,100,000      4,011,000
Equipment and leasehold improvements, net...................      293,298      2,102,647      3,358,020
Prepaid and other assets....................................       54,184        239,666      1,088,765
                                                              -----------   ------------   ------------
Total assets................................................  $ 3,687,749   $ 45,542,412   $101,271,252
                                                              ===========   ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable............................................  $   134,701   $  3,366,350   $  2,721,119
Due to Heritage.............................................           --             --      3,599,057
Accrued expenses............................................      266,401      1,242,238      1,421,499
Equipment loan..............................................           --        504,101      1,156,669
Other borrowings............................................           --             --      5,000,000
Deferred revenue............................................      500,000        493,119        488,614
Secured borrowings..........................................           --             --     54,069,349
                                                              -----------   ------------   ------------
Total liabilities...........................................      901,102      5,605,808     68,456,307
Shareholders' equity:
  Convertible preferred stock, Series A, $0.001 par value
    (2,756,250 shares authorized, issued and outstanding at
    December 31, 1997; 2,735,154 shares authorized, issued
    and outstanding at December 31, 1998 and March 31,
    1999), net of costs of issuance. Liquidation preference:
    $1,225,000 at December 31, 1997 and $1,215,624 at
    December 31, 1998 and March 31, 1999....................        2,756          2,735          2,735   $         --
  Convertible preferred stock, Series B, $0.001 par value
    (authorized 7,200,000 shares at December 31, 1997;
    7,996,500 shares authorized at December 31, 1998 and
    March 31, 1999; issued and outstanding 6,354,000 shares
    at December 31, 1997 and 1998 and March 31, 1999), net
    of costs of issuance. Liquidation preference: $3,530,000
    at December 31, 1997 and 1998 and March 31, 1999........        6,354          6,354          6,354             --
  Convertible preferred stock, Series C, $0.001 par value
    (authorized 9,621,455 shares at December 31, 1998 and
    March 31, 1999; issued and outstanding 9,132,660 shares
    at December 31, 1998 and March 31, 1999), net of costs
    of issuance. Liquidation preference: $11,770,984 at
    December 31, 1998 and March 31, 1999....................           --          9,133          9,133             --
  Convertible preferred stock, Series D, $0.001 par value
    (authorized 20,250,000 shares at December 31, 1998 and
    March 31, 1999; issued and outstanding 14,403,920 shares
    at December 31, 1998 and March 31, 1999), net of costs
    of issuance. Liquidation preference: $38,410,452 at
    December 31, 1998 and March 31, 1999....................           --         14,404         14,404             --
  Common stock, $0.001 par value (authorized 90,000,000
    shares at December 31, 1997 and 62,896,892 shares at
    December 31, 1998 and March 31, 1999; issued and
    outstanding 4,894,875, 4,932,374 and 5,041,287 shares at
    December 31, 1997 and 1998 and March 31, 1999)..........        4,895          4,932          5,041         37,667
  Additional paid-in capital................................    4,694,590     63,875,162     77,069,796     77,069,796
  Deferred stock compensation...............................           --     (6,000,000)   (15,334,308)   (15,334,308)
  Notes receivable from shareholders........................      (35,654)       (26,280)       (26,280)       (26,280)
  Accumulated deficit.......................................   (1,886,294)   (17,949,836)   (28,931,930)   (28,931,930)
                                                              -----------   ------------   ------------   ------------
Total shareholders' equity..................................    2,786,647     39,936,604     32,814,945   $ 32,814,945
                                                              -----------   ------------   ------------   ============
Total liabilities and shareholders' equity..................  $ 3,687,749   $ 45,542,412   $101,271,252
                                                              ===========   ============   ============

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             PERIOD FROM
                                             JUNE 5, 1996                       THREE MONTHS ENDED
                                            (INCEPTION) TO    YEAR ENDED            MARCH 31,
                                             DECEMBER 31,    DECEMBER 31,   --------------------------
                                                 1997            1998          1998           1999
                                            --------------   ------------   -----------   ------------
                                                                                   (UNAUDITED)
Interest income:
  Cash and investments....................    $    92,726    $    501,879   $    32,863   $    280,177
  Credit card loans.......................             --              --            --        379,570
                                              -----------    ------------   -----------   ------------
Total interest income.....................         92,726         501,879        32,863        659,747
Interest expense..........................             --          61,574            --        647,053
                                              -----------    ------------   -----------   ------------
Net interest income.......................         92,726         440,305        32,863         12,694
Provision for loan losses.................             --              --            --        994,608
                                              -----------    ------------   -----------   ------------
Net interest income (loss) after provision
  for loan losses.........................         92,726         440,305        32,863       (981,914)
Non-interest income:
  Servicing and profit and loss sharing...             --         661,825        34,252        204,344
  Interchange fee.........................             --              --            --         95,691
  Credit card fees and other..............             --          34,968            --         43,092
                                              -----------    ------------   -----------   ------------
Total non-interest income.................             --         696,793        34,252        343,127
Non-interest expenses:
  Salaries and employee benefits..........      1,495,155       6,730,079       789,183      3,309,175
  Marketing and advertising...............         49,656       4,324,638       208,610      2,554,756
  Credit card activation and servicing
     costs................................            799       2,327,646        51,919      1,521,732
  Occupancy and equipment.................        137,141         958,074       115,455        551,985
  Professional fees.......................        167,608         519,737        40,846        255,155
  Amortization of deferred compensation...             --       1,800,000       164,000      1,365,692
  Amortization of loan structuring fee....             --              --            --        568,379
  Other...................................        127,061         538,866        70,729        216,433
                                              -----------    ------------   -----------   ------------
Total non-interest expenses...............      1,977,420      17,199,040     1,440,742     10,343,307
Loss before income taxes..................     (1,884,694)    (16,061,942)   (1,373,627)   (10,982,094)
Provision for income taxes................          1,600           1,600            --             --
                                              -----------    ------------   -----------   ------------
Net loss..................................    $(1,886,294)   $(16,063,542)  $(1,373,627)  $(10,982,094)
                                              ===========    ============   ===========   ============
Basic and diluted net loss per common
  share...................................    $     (1.08)   $      (5.07)  $     (0.48)  $      (2.84)
                                              ===========    ============   ===========   ============
Weighted average common shares used in net
  loss per common share calculation.......      1,746,864       3,166,317     2,891,142      3,866,963
                                              ===========    ============   ===========   ============
Pro forma basic and diluted net loss per
  common share (unaudited, see Notes 2 and
  11).....................................                                                $      (0.30)
                                                                                          ============
Weighted average common shares used in
  computing pro forma basic and diluted
  net loss per common share (unaudited,
  see Notes 2 and 11).....................                                                  36,492,697
                                                                                          ============

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                        CONVERTIBLE PREFERRED
                           STOCK SERIES A-D          COMMON STOCK       ADDITIONAL                          NOTES
                        ----------------------   --------------------     PAID-IN     DEFERRED STOCK   RECEIVABLE FROM
                          SHARES       AMOUNT      SHARES     AMOUNT      CAPITAL      COMPENSATION     SHAREHOLDERS
                        -----------   --------   ----------   -------   -----------   --------------   ---------------
Issuances of common
  stock...............          --    $    --     6,772,500   $6,773    $     8,327    $         --       $     --
Issuances of
  convertible
  preferred stock
  Series A............   2,756,250      2,756            --       --      1,201,858              --        (35,654)
Issuances of
  convertible
  preferred stock
  Series B............   6,354,000      6,354            --       --      3,488,072              --             --
Return of common
  stock...............          --         --      (630,000)    (630)           630              --             --
Repurchase of common
  stock...............          --         --    (1,247,625)  (1,248)        (4,297)             --             --
Net loss from
  inception to
  December 31, 1997...          --         --            --       --             --              --             --
                        ----------    -------    ----------   -------   -----------    ------------       --------
Balances at December
  31, 1997............   9,110,250      9,110     4,894,875    4,895      4,694,590              --        (35,654)
Issuances of
  convertible
  preferred stock
  Series C............   9,132,660      9,133            --       --     11,662,213              --             --
Issuances of
  convertible
  preferred stock
  Series D............  14,403,920     14,404            --       --     38,350,957              --             --
Issuances of common
  stock upon exercise
  of stock options....          --         --        37,499       37          1,755              --             --
Issuance of preferred
  stock warrants......          --         --            --       --      1,375,000              --             --
Return of convertible
  preferred stock
  Series A in
  settlement of notes
  receivable..........     (21,096)       (21)           --       --         (9,353)             --          9,374
Deferred stock
  compensation........          --         --            --       --      7,800,000      (7,800,000)            --
Amortization of
  deferred stock
  compensation........          --         --            --       --             --       1,800,000             --
Net loss..............          --         --            --       --             --              --             --
                        ----------    -------    ----------   -------   -----------    ------------       --------
Balances at December
  31, 1998............  32,625,734     32,626     4,932,374    4,932     63,875,162      (6,000,000)       (26,280)
Issuances of common
  stock upon exercise
  of warrants
  (unaudited).........          --         --       108,913      109         58,634              --             --
Issuances of preferred
  stock warrants
  (unaudited).........          --         --            --       --      2,436,000              --             --
Deferred stock
  compensation
  (unaudited).........          --         --            --       --     10,700,000     (10,700,000)            --
Amortization of
  deferred stock
  compensation
  (unaudited).........          --         --            --       --             --       1,365,692             --
Net loss
  (unaudited).........          --         --            --       --             --              --             --
                        ----------    -------    ----------   -------   -----------    ------------       --------
Balances at March 31,
  1999 (unaudited)....  32,625,734    $32,626     5,041,287   $5,041    $77,069,796    $(15,334,308)      $(26,280)
                        ==========    =======    ==========   =======   ===========    ============       ========


                                           TOTAL
                        ACCUMULATED    SHAREHOLDERS'
                          DEFICIT         EQUITY
                        ------------   -------------
Issuances of common
  stock...............  $        --    $     15,100
Issuances of
  convertible
  preferred stock
  Series A............           --       1,168,960
Issuances of
  convertible
  preferred stock
  Series B............           --       3,494,426
Return of common
  stock...............           --              --
Repurchase of common
  stock...............           --          (5,545)
Net loss from
  inception to
  December 31, 1997...   (1,886,294)     (1,886,294)
                        ------------   ------------
Balances at December
  31, 1997............   (1,886,294)      2,786,647
Issuances of
  convertible
  preferred stock
  Series C............           --      11,671,346
Issuances of
  convertible
  preferred stock
  Series D............           --      38,365,361
Issuances of common
  stock upon exercise
  of stock options....           --           1,792
Issuance of preferred
  stock warrants......           --       1,375,000
Return of convertible
  preferred stock
  Series A in
  settlement of notes
  receivable..........           --              --
Deferred stock
  compensation........           --              --
Amortization of
  deferred stock
  compensation........           --       1,800,000
Net loss..............  (16,063,542)    (16,063,542)
                        ------------   ------------
Balances at December
  31, 1998............  (17,949,836)     39,936,604
Issuances of common
  stock upon exercise
  of warrants
  (unaudited).........           --          58,743
Issuances of preferred
  stock warrants
  (unaudited).........           --       2,436,000
Deferred stock
  compensation
  (unaudited).........           --              --
Amortization of
  deferred stock
  compensation
  (unaudited).........           --       1,365,692
Net loss
  (unaudited).........  (10,982,094)    (10,982,094)
                        ------------   ------------
Balances at March 31,
  1999 (unaudited)....  $(28,931,930)  $ 32,814,945
                        ============   ============

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  PERIOD FROM
                                                  JUNE 5, 1996                       THREE MONTHS ENDED
                                                 (INCEPTION) TO    YEAR ENDED            MARCH 31,
                                                  DECEMBER 31,    DECEMBER 31,   --------------------------
                                                      1997            1998          1998           1999
                                                 --------------   ------------   -----------   ------------
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net loss.......................................   $(1,886,294)    $(16,063,542)  $(1,373,627)  $(10,982,094)
Adjustments to net loss to arrive at cash used
  in operating activities:
  Provision for loan losses....................            --               --            --        994,608
  Depreciation and amortization................        15,500          250,512        19,987        704,071
  Amortization of deferred stock
    compensation...............................            --        1,800,000       164,000      1,365,692
  Changes in operating assets and liabilities:
    (Increase) decrease in servicing and profit
       and loss sharing receivable.............            --         (965,825)           --        965,825
    Decrease in receivable from third party
       processor...............................            --          500,000       500,000             --
    Increase (decrease) in accounts payable....       134,701        3,231,649       (64,151)      (645,231)
    Increase (decrease) in accrued expenses....       266,401          968,956      (139,589)       179,261
    (Increase) decrease in prepaid and other
       assets..................................       (54,184)        (910,482)       27,175       (853,604)
                                                  -----------     ------------   -----------   ------------
Net cash used in operating activities..........    (1,523,876)     (11,188,732)     (866,205)    (8,271,472)
INVESTING ACTIVITIES
Net loans originated or collected..............            --               --            --    (68,352,124)
Change in due to Heritage......................            --               --            --      3,599,057
Purchase of equipment and leasehold
  improvements.................................      (308,798)      (2,059,861)     (144,486)    (1,434,443)
                                                  -----------     ------------   -----------   ------------
Net cash used in investing activities..........      (308,798)      (2,059,861)     (144,486)   (66,187,510)
FINANCING ACTIVITIES
Net change in secured borrowings...............            --               --            --     54,069,349
Proceeds from other borrowings.................            --               --            --      5,000,000
Proceeds from issuances of convertible
  preferred stock..............................     4,663,386       50,036,707            --             --
Proceeds from issuances of common stock........         9,555            1,792            --         58,743
Proceeds from equipment loan...................            --          545,545            --        692,795
Payments made on equipment loan................            --          (41,444)           --        (40,228)
                                                  -----------     ------------   -----------   ------------
Net cash provided by financing activities......     4,672,941       50,542,600            --     59,780,659
Net increase (decrease) in cash and cash
  equivalents..................................     2,840,267       37,294,007    (1,010,691)   (14,678,323)
Cash and cash equivalents at the beginning of
  period.......................................            --        2,840,267     2,840,267     40,134,274
                                                  -----------     ------------   -----------   ------------
Cash and cash equivalents at the end of
  period.......................................   $ 2,840,267     $ 40,134,274   $ 1,829,576   $ 25,455,951
                                                  ===========     ============   ===========   ============
SUPPLEMENTAL DISCLOSURES:
  Cash paid during the period for interest and
    taxes......................................   $     1,800     $     23,300            --   $    639,930
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
  Unearned stock based compensation............            --     $  7,800,000            --   $ 10,700,000
  Issuance of preferred stock warrants for loan
    structuring/origination fee................            --     $  1,375,000            --   $  2,436,000
  Issuance/return of convertible preferred
    stock Series A.............................   $    35,654     $      9,374            --             --

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

1.  ORGANIZATION AND BUSINESS

     NextCard, Inc., formerly known as Internet Access Financial Corporation ("NextCard"), was incorporated on June 5, 1996 in the state of California for the purpose of offering Internet-based consumer financial services. For the period from June 5, 1996 (inception) to December 31, 1996, NextCard developed and implemented its corporate structure. Operations during that period consisted of approximately $50,000 in expenses. Beginning in 1997, NextCard focused on the initial planning and development of an Internet-based credit card ("NEXTCARD(R) VISA(R)"), and the development of the necessary systems infrastructure, website and supporting operations. Prior to 1998, NextCard was in the development stage.

     On December 23, 1997, NextCard began accepting applications for the NEXTCARD VISA, which are issued through a strategic alliance with Heritage Bank of Commerce ("Heritage Bank" or "Heritage"), a San Jose, California based depository institution. NextCard originates credit card relationships and services the related credit card accounts on behalf of Heritage pursuant to a profit and loss sharing agreement. NextCard markets its credit card product solely through the Internet and provides online approval and customized product pricing. Other key product features include a customer service interface which enables the customer to review statements online, review recent account activity and download data into different formats.

     NextCard has experienced operating losses to date and had an accumulated deficit at December 31, 1998. Increasing and significant net losses are expected for the foreseeable future. Since its formation, NextCard has raised significant capital through private placements of equity securities. At December 31, 1998, NextCard had $40.1 million in cash and cash equivalents. Future capital requirements, however, depend on many factors including NextCard's ability to execute its business plan. NextCard may need to raise additional capital through the issuance of debt or equity securities. There can be no assurance that NextCard will be able to raise additional financing, or that such financing will be available on terms satisfactory to NextCard, if at all. Failure by NextCard to raise additional funding when needed could have a material adverse effect on its business, results of operations and financial condition.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include NextCard, Inc. and its wholly owned subsidiary, NextCard Funding Corp. ("NC Funding"). All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior year financial statements to conform to the 1998 presentation.

INTERIM FINANCIAL INFORMATION

     The accompanying consolidated balance sheet as of March 31, 1999 and the consolidated statements of operations and cash flows for the three months ended March 31, 1999 and 1998 and the consolidated statement of changes in shareholders' equity for the three months ended March 31, 1999 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERIM FINANCIAL INFORMATION (CONTINUED) the consolidated financial statements for these periods is also unaudited. The consolidated statement of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim future period.

CASH AND CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK

     Cash and cash equivalents include cash on hand and investments in money market funds. NextCard considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

     Financial instruments that potentially subject NextCard to concentrations of credit risk consist principally of cash deposits at financial institutions. NextCard places its cash deposits with a high credit quality financial institution. Balances in NextCard's cash accounts exceed the Federal Deposit Insurance Corporation (FDIC) limits of $100,000 per account.

ALLOWANCE FOR LOAN LOSSES

     Provisions for loan losses are made in amounts necessary to maintain the allowance for loan losses at a level considered by management to be sufficient to absorb probable net credit losses inherent in the existing loan portfolio. In evaluating the adequacy of the allowance for loan losses, management considers several factors including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Credit card accounts are generally charged off at the end of the month during which the loan becomes contractually 180 days past due, with the exception of bankrupt accounts, which are charged off immediately upon formal notification of bankruptcy. As of March 31, 1999, NextCard has had no charge-off activity.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on a straight-line basis over the estimated useful lives of the respective assets or lease term. Depreciation is computed using a three-year life for computer equipment and a five-year life for furniture and office equipment.

PROVISION FOR INCOME TAXES

     The liability method of accounting is used for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting basis of assets and liabilities, as well as for operating losses and tax credit carryforwards, using enacted tax laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount,

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISION FOR INCOME TAXES (CONTINUED)
together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

SERVICING AND PROFIT AND LOSS SHARING REVENUE RECOGNITION

     NextCard generates servicing and profit and loss sharing non-interest income pursuant to the Consumer Credit Card Program Agreement (the "Agreement") which NextCard executed with Heritage. Under the Agreement, NextCard charges Heritage for certain credit card origination and servicing costs associated with credit card accounts originated and shares equally with Heritage in the profit and loss sharing income (as defined in the Agreement) generated from these credit card accounts. The servicing and profit or loss sharing income is recognized when realized based on the terms of the Agreement.

INTEREST INCOME ON CREDIT CARD LOANS

     Interest income on credit card loans is recognized based on the principal amount of the loans outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. At that time, the accrued interest portion of the charged off balance is deducted from current period interest income.

CREDIT CARD AND INTERCHANGE FEE INCOME

     Credit card and interchange fee income includes late and overlimit charges, cash advance fees, bonus reward fees, processing fees, interchange activity and other miscellaneous fees. Credit card and interchange fee income is recognized in the month realized.

MARKETING, ADVERTISING, CREDIT CARD ORIGINATION AND SERVICING COSTS

     NextCard expenses all marketing and advertising costs as incurred. Credit card origination costs are recognized when the account is originated and credit card servicing costs are recognized as incurred.

COMPREHENSIVE INCOME (LOSS)

     NextCard adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") at December 31, 1998. Under FAS 130, NextCard is required to display comprehensive income (loss) and its components as part of the financial statements. Other comprehensive income
(loss) includes certain changes in equity that are excluded from net income
(loss). Specifically, FAS 130 requires unrealized holding gains and losses on available-for-sale securities, to be included in accumulated other comprehensive income (loss). NextCard has no material components of other comprehensive loss and, accordingly, the comprehensive loss is the same as net loss for all periods presented.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SEGMENT INFORMATION

     The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"), which is effective for financial statements for periods beginning after December 15, 1997. FAS 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim reporting to shareholders. NextCard adopted FAS 131 in 1998. NextCard has determined that it has one operating and reportable segment, origination and servicing of Internet-based credit card relationships for United States cardholders, which is further described in Note 1.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of NextCard's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates, although management does not believe that any differences would materially affect NextCard's consolidated financial position or results of operations.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. NextCard has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB Opinion No. 25") in accounting for its stock options plans.

NET LOSS PER COMMON SHARE

     Basic net loss per common share and diluted net loss per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), for all periods presented. In accordance with FAS 128, basic and diluted net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Shares associated with stock options and convertible preferred stock are not included because their inclusion would be antidilutive (i.e., reduce the net loss per share). Pro forma basic and diluted net loss per common share, as presented in the consolidated statements of operations, has been computed for the year ended December 31, 1998 as described above, and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER COMMON SHARE (CONTINUED)
     The following table presents the calculation of basic and diluted and pro forma (See Note 11) basic and diluted net loss per common share:

                                                                        THREE MONTHS
                                                                           ENDED
                                     YEAR ENDED DECEMBER 31,     --------------------------
                                    --------------------------    MARCH 31,     MARCH 31,
                                       1997           1998          1998           1999
                                       ----           ----       -----------   ------------
Net loss..........................  $(1,886,294)  $(16,063,542)  $(1,373,627)  $(10,982,094)
                                    ===========   ============   ===========   ============
Basic and diluted:
  Weighted-average shares of
     common stock outstanding.....    5,241,902      4,906,935     4,894,875      4,957,835
  Less: Weighted-average shares
     subject to repurchase........   (3,495,038)    (1,740,618)   (2,003,733)    (1,090,872)
                                    -----------   ------------   -----------   ------------
  Weighted-average shares used in
     computing basic and diluted
     net loss per common share....    1,746,864      3,166,317     2,891,142      3,866,963
                                    ===========   ============   ===========   ============
Basic and diluted net loss per
  share...........................  $     (1.08)  $      (5.07)  $     (0.48)  $      (2.84)
                                    ===========   ============   ===========   ============
Pro forma (See Note 11):
  Net loss........................                                             $(10,982,094)
                                                                               ============
  Shares used above...............                                                3,866,963
  Pro forma adjustment to reflect
     weighted effect of assumed
     conversion of convertible
     preferred stock
     (unaudited)..................                                               32,625,734
                                                                               ------------
  Shares used in computing pro
     forma basic and diluted net
     loss per common share
     (unaudited)..................                                               36,492,697
                                                                               ============
  Pro forma basic and diluted net
     loss per common share
     (unaudited)..................                                             $      (0.30)
                                                                               ============

     NextCard has excluded all convertible preferred stock, warrants for common stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per common share because their inclusion would be antidilutive (i.e., reduce the net loss per common share) for all periods presented. The total number of shares excluded from the calculations of diluted net loss per common share are 13,975,817, 42,130,854, 15,637,883 and 43,203,727 for the period from inception to December 31, 1997, for the year ended December 31, 1998 and for the three months ended March 31, 1998 and 1999 respectively. Such securities, had

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER COMMON SHARE (CONTINUED)
they been dilutive, would have been included in the computations of diluted net loss per common share using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), which is effective for financial statements for fiscal years beginning after June 15, 1999. FAS No. 133 will require NextCard to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of accumulated comprehensive income in shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. While NextCard currently has no derivative financial instruments and does not currently engage in hedging activities, NextCard anticipates engaging in derivative and hedging activity in the future, and therefore expects to be impacted by the pronouncement. The impact of FAS No. 133 on NextCard's consolidated financial statements, however, will depend on a variety of factors including the level of future hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

3.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     The following is a summary of equipment and leasehold improvements:

                                                                   DECEMBER 31
                                                              ----------------------
                                                                1997         1998
                                                              --------    ----------
Computer equipment..........................................  $262,121    $1,360,293
Furniture and office equipment..............................    32,897       490,692
Leasehold improvements......................................    13,780       517,674
                                                              --------    ----------
                                                               308,798     2,368,659
Less: Accumulated depreciation and amortization.............    15,500       266,012
                                                              --------    ----------
                                                              $293,298    $2,102,647
                                                              ========    ==========

4.  CREDIT FACILITIES

     During 1998, NextCard entered into a $1,250,000 equipment loan and security agreement with a finance company. The loan is secured by a pledge of all equipment purchased with the proceeds from borrowings under the loan agreement and bears interest at 7.55% per year. NextCard's ability to borrow under this agreement expires on May 31, 1999. The loan had an outstanding balance of $504,101 at December 31, 1998. This loan matures in installments in the following years: 1999 -- $147,496; 2000 -- $159,026; 2001 -- $171,457; and
2002 -- $26,122.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

4.  CREDIT FACILITIES (CONTINUED)
     In addition, during 1998 NextCard entered into a $1,000,000 lease/loan financing arrangement with a finance company. The lease/loan financing arrangement is secured by a pledge of all equipment leased under the arrangement and bears interest at 7.5% per year. The lease/loan financing arrangement expires on May 22, 2000 and was unutilized at December 31, 1998.

     In February 1999, NextCard entered into a $5.0 million line of credit with a finance company. Borrowings under the line of credit accrue interest at 12.25% per year, are repayable in 36 monthly installments of principal and interest through February 2002 and are secured by a subordinated security interest in all tangible and intangible assets.

5.  SECURED BORROWING

     On December 29, 1998, NextCard operating through a wholly owned, bankruptcy-remote, special purpose subsidiary, NC Funding, executed a $100 million secured borrowing facility (the "revolving credit facility") with an investment banking company ("the bank"). The revolving credit facility will be secured by credit card receivables which may be purchased using the revolving credit facility's proceeds. The revolving credit facility bears interest at the prime rate or LIBOR plus 2.50% at NextCard's option, matures on December 29, 1999, requires that NextCard pay an annual 25 basis point fee on the unutilized commitment and provides for certain financial covenants. The revolving credit facility provides financing for 85% of the purchase price of the receivables with NC Funding providing the remaining 15%. NextCard may increase the bank's financing to 90% upon payment of an additional fee including warrants to the bank.

     NextCard paid the bank a fee for services rendered in connection with structuring the revolving credit facility of $2,100,000 consisting of $725,000 in cash and warrants to purchase 562,500 shares of preferred stock. The warrants' estimated fair market value was $1,375,000. These warrants are immediately exercisable at a price of $0.22 per warrant. This loan structuring fee has been capitalized and is being amortized on a straight-line basis over the term of the revolving credit facility.

     Effective January 1999, pursuant to the terms of the Account Origination Agreement, Heritage continues to fund newly originated credit card receivables which NC Funding is now required to purchase on a daily basis. On January 12, 1999, NC Funding utilized the revolving credit facility to purchase approximately $24.0 million of credit card receivables from Heritage.

     NextCard, through NC Funding, expects to continue to utilize the proceeds of the revolving credit facility to purchase additional credit card receivables on a continuous basis from Heritage. NextCard paid $130,000 in November 1998 to acquire the right to purchase all remaining credit card receivables from Heritage on or prior to September 30, 1999 at a negotiated fair value. The option fee has been capitalized and is included in other assets. The option fee is being amortized on a straight-line basis over ten months beginning in December 1998.

6.  COMMITMENTS AND CONTINGENCIES

RENTAL COMMITMENTS

     NextCard leases its office space under separate lease agreements and has operating leases for office equipment. The minimum payments, by year and in the aggregate, under lease obligations with

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

RENTAL COMMITMENTS (CONTINUED)
initial or remaining terms of one year or more, some of which contain renewal options based on the then current fair market values, consist of the following:

1999........................................  $  779,592
2000........................................     786,206
2001........................................     715,945
2002........................................     649,540
2003........................................     663,360
                                              ----------
                                              $3,594,643
                                              ==========

     In connection with NextCard's principal office lease, NextCard executed a $450,000 irrevocable standby letter of credit in favor of the landlord which expires on October 31, 1999. This letter of credit can be drawn on by the landlord under certain circumstances if NextCard defaults on the lease agreement. Rent expense for the period from inception to December 31, 1997 and for the year ended December 31, 1998 was $54,800 and $346,855, respectively.

PROCESSING AGREEMENT

     In December 1997, NextCard signed a five-year agreement with a third-party for processing of credit card receivables with a renewal option. The minimum payments, which must be made by NextCard, by year and in the aggregate, under the agreement are as follows:

1999........................................  $  275,000
2000........................................   1,000,000
2001........................................   2,500,000
2002........................................   3,750,000
                                              ----------
                                              $7,525,000
                                              ==========

     Under the terms of the processing agreement, NextCard also received a $500,000 signing bonus from its third party processor which is being recognized as a reduction of servicing expense on a pro-rata basis over the five-year term of the contract. Cash payment of the signing bonus was received in January 1998. The unamortized portion of this bonus is included in deferred revenue on the consolidated balance sheet.

7.  SHAREHOLDERS' EQUITY

     NextCard has two classes of authorized stock: common stock and preferred stock. In October 1998, the Shareholders approved a decrease in the originally authorized number of shares of common stock from 90,000,000 to 62,896,892 and preferred stock from 45,000,000 to 40,603,109.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY (CONTINUED)
COMMON STOCK

     On July 15, 1996, the Chairman, Chief Executive Officer and President of NextCard purchased 4,500,000 shares of newly issued common stock at $0.001 per share, 75% of which were issued subject to NextCard's right, but not its obligation, to repurchase at the original issue price. NextCard's repurchase rights lapse semi-annually over a four year period, subject to continuing employment by NextCard. On April 2, 1997, the Chairman and Chief Executive Officer returned 450,000 of such shares to NextCard without consideration. Accordingly, as of December 31, 1997, and 1998 and March 31, 1999, 2,081,250, 1,237,500 and 815,625 shares were subject to repurchase, respectively. In the event that a sale of any such shares to any competitor, former employee or certain other persons is proposed, NextCard has a right of first refusal to repurchase such shares at a negotiated price.

     On September 18, 1996, NextCard sold 2,272,500 shares of common stock to three of its employees (two of whom have since left NextCard's employment) for a purchase price of $0.004 per share. Those shares of common stock are subject to NextCard's right to repurchase at the original issuance price. NextCard's repurchase rights to ten percent of the stock lapsed at the date of sale and the repurchase rights to the remaining shares lapse semi-annually over a four year period subject to continued employment by NextCard. During 1997, one of the employees returned 180,000 of such shares to NextCard without consideration, and NextCard exercised its right to repurchase 1,247,625 shares from employees who left NextCard. As of December 31, 1997 and 1998 and March 31, 1999, 318,938, 212,625 and 159,458 shares remain subject to repurchase, respectively.

     Common stock was reserved for issuances as follows:

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998           1999
                                                              ------------    ----------
Conversion of convertible preferred stock...................   32,625,734     32,625,734
Exercise of outstanding stock options.......................    6,975,563      8,354,137
Shares of common stock available for grant under the 1997
  Stock Plan................................................    1,986,939      3,983,365
Exercise of outstanding warrants............................    1,139,409      1,308,749
                                                               ----------     ----------
                                                               42,727,645     46,271,985
                                                               ==========     ==========

CONVERTIBLE PREFERRED STOCK

     NextCard is authorized to issue 40,603,109 shares of convertible preferred stock in one or more series. Dividends on each series of convertible preferred stock are noncumulative and are payable, in any fiscal year, when and as declared by NextCard.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY (CONTINUED)

CONVERTIBLE PREFERRED STOCK (CONTINUED)
     Convertible preferred stock issued and outstanding is as follows:

                                                               DECEMBER 31, 1998
                              DECEMBER 31, 1997               AND MARCH 31, 1999
                         ----------------------------    -----------------------------
                             SHARES                          SHARES
                         OUTSTANDING(1)    AMOUNT(2)     OUTSTANDING(1)     AMOUNT(2)
                         --------------    ---------     --------------     ---------
Series A...............    2,756,250       $1,204,614       2,735,154      $ 1,195,240
Series B-1, B-2........    6,354,000        3,494,426       6,354,000        3,494,426
Series C-1, C-2........           --               --       9,132,660       11,671,346
Series D-1, D-2........           --               --      14,403,920       38,365,361
                           ---------       ----------      ----------      -----------
                           9,110,250       $4,699,040      32,625,734      $54,726,373
                           =========       ==========      ==========      ===========

------------
(1) The per share issuance cost for Series A, Series B, Series C, and Series D was $0.44, $0.56, $1.29 and $2.67, respectively.

(2) Amount is net of issuance costs.

     Holders of Series C and D Convertible Preferred Stock are entitled to receive a liquidation preference prior and in preference to any distribution to the holders of Series A or Series B Convertible Preferred Stock and the common shareholders in an amount equal to all declared but unpaid dividends, if any, attributable to the Series C and D Convertible Preferred Stock, plus $1.29 and $2.67 per share of Series C and D Convertible Preferred Stock, respectively, adjusted for any combinations, consolidations, stock distributions or dividends. The liquidation preference for holders of Series C and D Convertible Preferred Stock was $11,770,984 and $38,410,452 at December 31, 1998 and March 31, 1999.

     After payment of the prior liquidation preference to Series C and D Convertible Preferred Stock, holders of Series A and B Convertible Preferred Stock are entitled, prior and in preference to any common shareholders to receive an amount equal to all declared but unpaid dividends, if any, attributable to the Series A and B Convertible Preferred Stock plus $0.44 and $0.56 per share of Series A and B Convertible Preferred Stock, respectively, as adjusted for any combinations, consolidations, stock distributions or dividends. The liquidation preference for holders of Series A Convertible Preferred Stock was $1,225,000 and $1,215,624 at December 31, 1997 and 1998, respectively. The liquidation preference for holders of Series B Convertible Preferred Stock $3,530,000 at December 31, 1997, December 31, 1998 and March 31, 1999.

     If the distributable assets are insufficient to permit payment to the Series C and D Preferred Shareholders of their preferential amount, then the entire amount of distributable assets, shall be distributed pro rata among the Series C and D Preferred Shareholders in proportion to their respective preferential amounts. Similarly, if the remaining distributable assets after payment of the Series C and D Preferred Shareholders' initial liquidation amount is insufficient to permit payment to the Series A and B Preferred Shareholders of their preferred amount, then the remaining distributable assets shall be distributed pro rata among the Series A and B Preferred Shareholders in proportion to their respective preferential amounts.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY (CONTINUED)

CONVERTIBLE PREFERRED STOCK (CONTINUED)
     Following payment of such liquidation preference, the remaining assets, if any, will be available for distribution to the holders of NextCard's Common Stock, except that the holders of the Series C and D Convertible Preferred Stock are entitled to participate with the holders of NextCard's Common Stock until holders of Series C Convertible Preferred Stock have received a total of $2.58 per share and the holders of Series D Convertible Preferred Stock have received a total of $6.67 per share.

     Each share of Series A, B-1, C-1 and D-1 Convertible Preferred Stock carries voting rights ("Voting Preferred"). Each holder of Voting Preferred is entitled to the number of votes equal to the number of shares of common stock into which such shares of Voting Preferred held by such Preferred Shareholder could then be converted; provided, however, that each holder of Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A Convertible Preferred Stock held by such Preferred Shareholder could then be converted, times 1.1. Shares of Series B-2, C-2 and D-2 Convertible Preferred Stock are non-voting, except as otherwise required by the relevant provisions of California law.

     Each share of Voting Preferred is convertible at the option of the holder into shares of common stock equal to the number of preferred shares multiplied by the then effective Conversion Rate. At December 31, 1997 and 1998, the Conversion Rate for each series of voting and non-voting Preferred Stock was one share of common stock for each share of preferred stock.

     In addition, each share of convertible preferred stock shall automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately upon the consummation of a firmly underwritten public offering of common stock (other then a registration on Form S-8 or comparable form), provided that the price per share is not less than $5.56 (subject to appropriate adjustment for stock splits, stock dividends, combinations, recapitalizations and the like) and the aggregate gross proceeds to NextCard are not less than $25 million after deduction of underwriters' commissions and expenses.

8.  STOCK OPTION PLAN AND WARRANTS

STOCK OPTION PLAN

     Under the 1997 Stock Plan ("the Plan"), NextCard offers options to purchase shares of its common stock to employees, including officers and directors of, and consultants to, NextCard who are not also employees of NextCard. At December 31, 1997, 1998 and March 31, 1999, NextCard had reserved 5,130,000, 9,000,000 and 12,375,000 shares of common stock for issuance through the Plan. The Plan is administered by the Board of Directors. The Board of Directors may award a number of forms of stock-based compensation to eligible participants including incentive and nonqualified stock options which generally vest over a four year period. Restricted stock purchase rights may also be granted under the Plan.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
     The following summarizes stock option activity and related information during the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999:

                                                                            WEIGHTED
                                                                            AVERAGE
                                                                            EXERCISE
                                              SHARES      EXERCISE PRICE     PRICE
                                              ------      --------------    --------
Outstanding at April 2, 1997 (Plan
  inception)...............................         --               --         --
  Granted..................................  2,344,500    $0.04 - $0.06      $0.05
  Forfeited................................   (315,000)   $        0.04      $0.04
                                             ---------    -------------      -----
Outstanding at December 31, 1997...........  2,029,500    $0.04 - $0.06      $0.05
  Granted..................................  5,419,013    $0.06 - $0.56      $0.16
  Exercised................................    (37,499)   $0.04 - $0.06      $0.05
  Forfeited................................   (435,451)   $0.06 - $0.33      $0.09
                                             ---------    -------------      -----
Outstanding at December 31, 1998...........  6,975,563    $0.04 - $0.56      $0.13
  Granted..................................  1,522,350    $1.67 - $6.67      $5.99
  Forfeited................................   (143,776)   $0.13 - $6.67      $1.05
                                             ---------    -------------      -----
Outstanding at March 31, 1999
  (unaudited)..............................  8,354,137    $0.04 - $6.67      $1.19
                                             =========    =============      =====
Options exercisable at December 31, 1997...    204,467    $        0.04      $0.04
                                             =========    =============      =====
Options exercisable at December 31, 1998...    801,540    $0.04 - $0.13      $0.05
                                             =========    =============      =====
Options exercisable at March 31, 1999
  (unaudited)..............................  1,332,464    $0.04 - $6.67      $0.25
                                             =========    =============      =====

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
     Exercise prices for stock options outstanding as of December 31, 1997, 1998 and March 31, 1999 and the weighted average remaining contractual life are as follows:

                                                        WEIGHTED AVERAGE
                                           SHARES          REMAINING          NUMBER
EXERCISE PRICES                          OUTSTANDING    CONTRACTUAL LIFE    EXERCISABLE
---------------                          -----------    ----------------    -----------
December 31, 1997
  $0.04................................   1,291,500        9.5 years           204,467
  $0.05................................     738,000        9.8 years                --
                                          ---------                          ---------
                                          2,029,500                            204,467
                                          =========                          =========
December 31, 1998
  $0.04................................   1,201,500        8.5 years           500,058
  $0.05................................   2,149,763        9.6 years           288,828
  $0.06................................     225,000        4.6 years                --
  $0.13................................   1,433,025        9.7 years            12,654
  $0.14................................   1,125,000        4.7 years                --
  $0.33................................     248,175        9.8 years                --
  $0.56................................     593,100        9.9 years                --
                                          ---------                          ---------
                                          6,975,563                            801,540
                                          =========                          =========
March 31, 1999 (unaudited)
  $0.04................................   1,201,500        8.3 years           555,750
  $0.05................................   2,149,763        9.4 years           668,435
  $0.06................................     225,000        4.4 years            56,250
  $0.13................................   1,338,750        9.5 years            12,654
  $0.14................................   1,125,000        4.5 years                --
  $0.33................................     241,424        9.6 years                --
  $0.56................................     590,850        9.7 years                --
  $1.67................................     171,000        9.8 years                --
  $6.67................................   1,310,850        9.9 years            39,375
                                          ---------                          ---------
                                          8,354,137                          1,332,464
                                          =========                          =========

     As discussed in Note 2, NextCard has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB Opinion No. 25, NextCard does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
     The fair value of these awards for the purpose of the alternative fair value disclosures required by FAS 123 was estimated as of the date of grant using the minimum value option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the options. Because NextCard's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. For the purposes of NextCard's pro forma disclosures, the fair value of options granted during the period ended December 31, 1997, and the year ended December 31, 1998 was determined using the minimum value method with a risk-free interest rate of approximately 5.0%, an expected life of five years, and a dividend yield of zero.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. NextCard's pro forma information follows:

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------
                                                         1997            1998
                                                      -----------    ------------
Net Loss:
  As reported.......................................  $(1,886,294)   $(16,063,542)
  Pro Forma.........................................   (1,888,511)    (16,533,081)
Basic and diluted net loss per common share
  As reported.......................................  $     (1.08)   $      (5.07)
  Pro Forma.........................................        (1.08)          (5.22)

     The compensation cost associated with NextCard's stock-based compensation plans determined using the minimum value method prescribed above did not result in a material difference from the reported net income for the period from June 5, 1996 (inception) to December 31, 1997 and the year ended December 31, 1998. Future pro forma net income results may be materially different from actual amounts reported.

DEFERRED STOCK COMPENSATION

     In connection with certain stock option grants to employees during the year ended December 31, 1998, NextCard recorded deferred stock compensation of $7,800,000 representing the difference between the exercise price and the deemed fair value of NextCard's common stock on the date such stock options were granted. Such amount is included as a reduction of shareholders' equity and is being amortized by charges to operations on a graded vesting method over the corresponding vesting period of each respective option, generally four years. In the year ended 1998, NextCard recorded amortization of deferred stock compensation expense of $1,800,000. At December 31, 1998, $6,000,000 of deferred stock compensation remained unamortized.

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)
WARRANTS

     NextCard had outstanding the following warrants to purchase its securities:

                                         DECEMBER 31, 1998              MARCH 31, 1999
                                     --------------------------   --------------------------
                                     NUMBER OF      EXERCISE      NUMBER OF      EXERCISE
                                     WARRANTS       PRICE PER     WARRANTS       PRICE PER
        DESCRIPTION OF SERIES         ISSUED          SHARE        ISSUED          SHARE
        ---------------------        ---------    -------------   ---------    -------------
  Common Stock.....................    515,615    $0.13 - $0.56     406,702    $0.13 - $0.56
  Series C-1 Convertible Preferred
    Stock..........................     38,794        $1.29          38,794        $1.29
  Series D-1 Convertible Preferred
    Stock..........................    585,000    $0.22 - $2.67     863,253    $0.22 - $2.67
                                     ---------                    ---------
                                     1,139,409                    1,308,749
                                     =========                    =========

     These warrants were issued to third parties for services rendered and loan fees. At December 31, 1998, and March 31, 1999, 1,079,433 and 1,248,773 warrants were exercisable, respectively. Expenses related to the deemed fair market value of these warrants for services rendered by third parties were not material. As described further in Note 5, NextCard paid a loan structuring fee of $2,100,000 consisting of $725,000 in cash and 562,500 warrants with a deemed fair value of $1,375,000. The warrants are exercisable from March 24, 1997 to March 24, 2007. During the first quarter of 1999, NextCard paid a loan structuring fee to a finance company of $2,486,000 consisting of $50,000 in cash and 262,503 warrants with a deemed fair value of $2,436,000. The warrants are exercisable for the shorter of five years or two years from the date of an initial public offering.

9.  INCOME TAXES

     The provision for income taxes consists of the minimum California state franchise tax of $1,600 and results in an effective tax rate that differs from the federal statutory rate primarily due to net operating losses for which a valuation allowance has been established.

     The following is a summary of deferred tax assets:

                                                               DECEMBER 31
                                                         ------------------------
                                                           1997          1998
                                                           ----          ----
Deferred tax assets:
  Net operating loss carryforwards.....................  $  95,307    $ 6,021,000
  Deferred start-up costs..............................    718,202        541,000
  Deferred revenue.....................................         --        209,000
  Other................................................     31,708         72,000
                                                         ---------    -----------
Total deferred tax assets..............................    845,217      6,843,000
Valuation allowance....................................   (845,217)    (6,843,000)
                                                         ---------    -----------
Net deferred tax assets................................  $      --    $        --
                                                         =========    ===========

                         NEXTCARD, INC. AND SUBSIDIARY

  (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1999 IS UNAUDITED)

9.  INCOME TAXES (CONTINUED)
     At December 31, 1998, NextCard has federal and California net operating loss carryforwards (NOLs) of approximately $14,200,000 available to offset future taxable income. The NOLs expire beginning in 2012 for federal purposes and 2005 for California purposes.

     Realization of NOLs is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the deferred tax assets as of December 31, 1997 and 1998 has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $5,997,783 for the year ended December 31, 1998. During the period ended December 31, 1997, NextCard provided a valuation allowance of $845,217.

     Utilization of tax carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation could result in expiration of NOLs before full utilization.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of December 31, 1997 and 1998, the respective carrying values of NextCard's financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, due from third-party processor amounts, accounts payable, accrued expenses, short-term borrowings and certain other assets and liabilities that are considered financial instruments. Carrying values were estimated to approximate fair values for these financial instruments as they are short-term in nature and are receivable or payable on demand.

     The fair value of NextCard's long-term borrowings was estimated using a discounted cash flow model. The discount rates used were based on yield-curves appropriate for the remaining maturities of the instruments. The fair value of long-term debt at December 31, 1998 approximated its carrying value.

11.  PROPOSED INITIAL PUBLIC OFFERING AND OTHER SUBSEQUENT EVENTS

     NextCard is contemplating filing a registration statement with the Securities and Exchange Commission relating to an initial public offering of shares of its unissued common stock. If the initial public offering is consummated under the terms presently anticipated, all of the preferred stock outstanding will automatically convert into common stock or non voting common stock at the shareholder's election subject to NextCard's agreement. At December 31, 1998, on an unaudited pro forma basis, 32,625,734 shares of common stock would be issued upon automatic conversion of the preferred stock. The pro forma effect on stockholders' equity and pro forma effect on basic and diluted net loss per common share, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying consolidated balance sheet and statement of operations, and in Note 2 under Net Loss per Common Share.

     In April 1999, NextCard's board of directors declared a stock split of 4.5 shares for every one share of common stock then outstanding. The stock split will become effective immediately prior to the closing of the initial public offering. In addition, the board of directors approved the reincorporation of NextCard from California to Delaware. All share and per share data in the accompanying consolidated financial statements and notes have been restated to reflect the stock split and the reincorporation.

                       [INSIDE BACK COVER OF PROSPECTUS]

                               [MY VISA WEB PAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MAY 14, 1999

                                      LOGO

                        6,000,000 SHARES OF COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                           THOMAS WEISEL PARTNERS LLC

                           U.S. BANCORP PIPER JAFFRAY

                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of NextCard have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Until June 8, 1999 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
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